SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

ARGON ST, INC.
(Name of Subject Company)

ARGON ST, INC.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

040149106
(CUSIP Number of Class of Securities)

Terry L. Collins
Chairman and Chief Executive Officer
12701 Fair Lakes Circle, Suite 800
Fairfax, Virginia 22033
(703) 322-0881
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:

Jason C. Harmon, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-4170

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Argon ST, Inc., a Delaware corporation (the ‘‘Company”). The address of the Company’s principal executive offices is 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033, and the Company’s telephone number is (703) 322-0881.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $.01 per share, of the Company (the “Common Stock”).

The shares of Common Stock are hereinafter referred to as the “Shares.” As of July 6, 2010, there were 22,076,636 Shares issued and outstanding, of which 75,321 Shares were subject to vesting.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 above. The Company’s website is www.argonst.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Vortex Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of The Boeing Company, a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding Shares that are not already owned by Parent and its subsidiaries at a price of $34.50 per Share (the “Offer Price”), net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 8, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 8, 2010. Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 30, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the time Purchaser accepts for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Completion of the Offer”), Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”). As a result of the Merger, the Shares that are not acquired in the Offer, other than the Shares owned by Parent and its subsidiaries (including Purchaser), would be converted into the right to receive a per share amount equal to the Offer Price, net to the stockholder in cash, without interest and less any required withholding taxes. Following the effective time of the Merger (the “Completion of the Merger”), the Company will continue as a wholly owned subsidiary of Parent (the Company after the Completion of the Merger is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9.

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on August 4, 2010, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

The Schedule TO states that the business address and telephone number for Parent and Purchaser are 100 North Riverside Plaza, Chicago, Illinois 60606, (312) 544-2000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, and in the Information Statement of the Company (the “Information Statement”) filed as Annex I to this Schedule 14D-9 (and incorporated by reference into this Item 3), to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Arrangements between Argon ST and Parent and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Voting Agreements

Parent and Purchaser entered into Tender and Voting Agreements dated as of June 30, 2010 (collectively, the “Tender and Voting Agreements”) with certain principal stockholders who are also members of the Board of Directors of the Company (the “Board”) and certain of their affiliates. The summary of the Tender and Voting Agreements is contained in the Offer to Purchase, which is being filed as Exhibit (a)(1) to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreements, which are filed as Exhibits (e)(2), (e)(3) and (e)(4) hereto and are incorporated herein by reference.

The Merger Agreement and the Tender and Voting Agreements have been filed as exhibits to this Schedule 14D-9 to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and the Tender and Voting Agreements and the summary of their terms contained in the Current Report on Form 8-K filed by the Company with the SEC on June 30, 2010, and incorporated herein by reference, are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. Each agreement contains representations and warranties that the parties to each such agreement made to and solely for the benefit of each other. Investors are not third-party beneficiaries under the Merger Agreement or the Tender and Voting Agreements and should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and the Tender and Voting Agreements, and in the case of the representations and warranties in the Merger Agreement, are qualified by information contained in the confidential disclosure schedule that the Company delivered in connection with signing the Merger Agreement. Furthermore, the representations and warranties in the Merger Agreement have been negotiated with the principal purpose of (i) establishing the circumstances under which the Purchaser may have the right not to consummate the Offer or Parent or the Company may have the right to terminate the Merger Agreement and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosure.

Confidentiality Agreement

On April 30, 2009, the Company and Parent entered into a confidentiality agreement, which was superseded by a new confidentiality agreement on March 5, 2010 (the “Confidentiality Agreement”), in connection with a potential merger, acquisition or other extraordinary business transaction between the parties, under which Parent agreed to keep confidential the information furnished to it and its representatives by or on behalf of the Company for two years from the date of the Confidentiality Agreement, and to use such information only for purposes of evaluating a transaction with the Company.

Representation on Argon ST Board

The Merger Agreement provides that, upon the Completion of the Offer, Parent shall be entitled to designate, from time to time, to serve on the Board such number of directors as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by Parent and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to (B) the number of Shares then outstanding. The Company has agreed to take all action requested by Parent necessary to cause Parent’s designees to be elected or appointed to the Board, including obtaining resignations of incumbent directors and increasing the size of the Board.

The Merger Agreement provides that, in the event Parent’s designees are elected or appointed to the Board, until the Completion of the Merger, the Board will have at least two directors who were directors on the date of the Merger Agreement and who are “independent directors” as defined by Rule 5605(a)(2) of the Nasdaq Marketplace Rules (“Continuing Directors”).

The Merger Agreement provides that following the election or appointment of Parent’s designees to the Board pursuant to the terms of the Merger Agreement and until the Completion of the Merger, the affirmative vote of a majority of the Continuing Directors shall be required for the Company to consent: (i) to amend or terminate the Merger Agreement, (ii) to waive any of the Company’s rights or remedies under the Merger Agreement or (iii) to extend the time for the performance of any of the obligations or other acts of Parent or Purchaser.

Director and Executive Officer Relationships with and Securities Ownership in Parent

The Company agreed in the Merger Agreement to use its reasonable best efforts to obtain, as soon as possible after the date of the Merger Agreement, executed retention and non-competition agreements (the “Retention Agreements”) with each of Terry L. Collins, Kerry M. Rowe, W. Joseph Carlin and Michael J. Hettmann. The Retention Agreements have not been finalized and executed as of the date of the filing of this Schedule 14D-9 with the SEC.

It is expected that each Retention Agreement will be finalized and executed prior to completion of the Offer and that, among other things, each executive party to a Retention Agreement will agree therein to accept a position with Parent or one of its subsidiaries or affiliates. It is also expected that the Retention Agreements will (i) provide for potential bonus payments to each executive who is party to a Retention Agreement that will be earned and payable based partly on performance and partly on the executive remaining employed by the Parent or its subsidiaries or affiliates for specified periods of time and (ii) include non-competition and non-solicitation covenants from each such executive.

As of July 7, 2010, to the knowledge of the Company after making reasonable inquiry, none of the Company’s directors or executive officers beneficially owns any shares of common stock, par value $5.00 per share, of Parent, except that Dr. Delores M. Etter, a director of the Company, is deemed to beneficially own nine shares of common stock of Parent, which are held by her husband.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

The Company’s executive officers and the members of the Board may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to adopt the Merger Agreement and approve the Contemplated Transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein, under the headings “Certain Relationships and Related Persons Transactions;” “Fiscal 2009 Non-Employee Director Compensation;” “Fiscal 2009 Director Compensation Table;” “Securities Ownership of Management and Certain Beneficial Owners;” “Compensation Discussion and Analysis;” “Summary Compensation Table for Fiscal 2009, 2008 and 2007;” “Grants of Plan-Based Awards in Fiscal 2009;” “Outstanding Equity Awards at September 30, 2009;” and “Payments Upon a Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control.”

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other stockholders of the Company. As of July 6, 2010, the directors and executive officers of the Company beneficially owned, in the aggregate, 7,912,515 Shares, excluding Shares subject to exercise of Options and settlement of Restricted Stock Units and Stock Appreciation Rights (as discussed, and such capitalized terms as defined, below). If the directors and executive officers were to tender all 7,912,515 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $272,981,768 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Securities Ownership of Management and Certain Beneficial Owners.”

Company Stock Options and Company SARs

Under the Merger Agreement, upon acceptance for payment of the Shares pursuant to and subject to the conditions of the Offer (the “Offer Closing”), each unexercised Company Stock Option (as defined in the Merger Agreement and referred to herein as an “Option”), and each unexercised Company SAR (as defined in the Merger Agreement and referred to herein as a ‘‘SAR”), whether vested or unvested, that is outstanding immediately prior to the Offer Closing Date shall be canceled. The holders of each such Option and SAR will become entitled to receive an amount in cash equal to the product of (a) the excess, if any, of the Offer Price over the exercise price per Share subject to such Option or linked to such SAR multiplied by (b) the number of Shares subject to such Option or linked to such SAR immediately prior to the Offer Closing Date, without interest and less any required withholding taxes (such amount, the ‘‘Option Spread Value” and “SAR Spread Value,” respectively). The Option Spread Value and the SAR Spread Value will be paid to each holder of an Option and SAR as soon as practicable after the Offer Closing Date. The date on which the Offer Closing occurs is referred to as the “Offer Closing Date.”

The table below sets forth information regarding the Options and SARs held by the Company’s directors and executive officers as of July 6, 2010 having an exercise price per Share less than $34.50 that would be canceled and exchanged immediately prior to the Option Closing Date into the right to receive the Option Spread Value and the

SAR Spread Value, as the case may be, assuming that the Offer Closing Date occurred on August 5, 2010 for illustrative purposes of determining the number of unvested Options.

	Vested Options		Unvested Options		Vested SARs		Unvested SARs
	to be Converted to		to be Converted to		to be Converted to		to be Converted to
	the Option Spread		the Option Spread		the SAR Spread		the SAR Spread
	Value		Value		Value		Value
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise	Number	Exercise
	of	Price per	of	Price per	of	Price per	of	Price per
Name	Shares	Share	Shares	Share	Shares	Share	Shares	Share

Terry L. Collins	2,400	$20.26	19,600	$21.76	—	$—	—	$—
Victor F. Sellier	—	$—	—	$—	—	$—	—	$—
Thomas E. Murdock	—	$—	—	$—	—	$—	—	$—
S. Kent Rockwell	56,500	$8.42	—	$—	—	$—	—	$—
David C. Karlgaard	30,000	$28.29	—	$—	—	$—	—	$—
Peter A. Marino	30,000	$28.29	—	$—	—	$—	—	$—
Robert McCashin	30,000	$28.29	—	$—	—	$—	—	$—
John Irvin	45,000	$22.11	—	$—	—	$—	—	$—
Maureen Baginski	—	$—	—	$—	—	$—	—	$—
Lloyd A. Semple	45,000	$22.96	—	$—	—	$—	—	$—
Delores M. Etter	—	$—	—	$—	—	$—	—	$—
Kerry M. Rowe	61,513	$7.68	57,887	$13.68	5,000	$18.00	15,000	$18.00
Aaron N. Daniels	17,400	$20.64	29,600	$20.19	—	$—	—	$—

The table below sets forth the Option Spread Value of the Options and SAR Spread Value of the SARs held by the Company’s directors and executive officers, as of July 6, 2010, that will be paid following the Offer Closing Date, assuming that the Offer Closing Date occurred on August 5, 2010 for illustrative purposes of determining the number of unvested Options.

	Option
	Spread	Option
	Value	Spread		SAR Spread	SAR Spread
	from	Value from		Value from	Value from
	Vested	Unvested	Total Option	Vested	Unvested	Total SAR
Name	Options	Options	Spread Value	SARs	SARs	Spread Value

Terry L. Collins	$34,176	$249,704	$283,880	$—	$—	$—
Victor F. Sellier	$—	$—	$—	$—	$—	$—
Thomas E. Murdock	$—	$—	$—	$—	$—	$—
S. Kent Rockwell	$1,473,520	$—	$1,473,520	$—	$—	$—
David C. Karlgaard	$186,450	$—	$186,450	$—	$—	$—
Peter A. Marino	$186,450	$—	$186,450	$—	$—	$—
Robert McCashin	$186,450	$—	$186,450	$—	$—	$—
John Irvin	$557,450	$—	$557,450	$—	$—	$—
Maureen Baginski	$—	$—	$—	$—	$—	$—
Lloyd A. Semple	$519,550	$—	$519,550	$—	$—	$—
Delores M. Etter	$—	$—	$—	$—	$—	$—
Kerry M. Rowe	$1,649,525	$1,205,251	$2,854,776	$82,500	$247,500	$330,000
Aaron N. Daniels	$241,092	$423,468	$664,560	$—	$—	$—

Simultaneous with the Offer Closing, Parent and Purchaser shall pay the Company an amount in cash equal to the aggregate amount of consideration to be paid to holders of Options and SARs and the Company shall cause such consideration to be paid to such holders pursuant to the terms of the Merger Agreement.

Company Restricted Stock Units

Under the Merger Agreement, the Company agreed to cause all Company RSUs (as defined in the Merger Agreement and referred to herein as “Restricted Stock Units”) outstanding immediately prior to the Offer Closing Date to be canceled. The holders of such Restricted Stock Units will become entitled to receive an amount in cash equal to the product of (a) the amount of the Offer Price and (b) the maximum number of Shares subject to such Restricted Stock Unit, without interest and less any required withholding taxes (such amount, the “Restricted Stock Unit Value”), which amount is payable to each holder as soon as practicable after the Offer Closing Date. The table below sets forth the gross Restricted Stock Unit Value of Restricted Stock Units held by the Company’s directors and executive officers, as of July 6, 2010, that will be paid following the Offer Closing Date, assuming for illustrative purposes that the Offer Closing Date occurred on August 5, 2010.

	Value of Vested	Value of
	but Unpaid	Unvested	Total
Name	RSUs	RSUs	RSU Value

Terry L. Collins	$—	$621,000	$621,000
Victor F. Sellier	$—	$138,000	$138,000
Thomas E. Murdock	$—	$138,000	$138,000
S. Kent Rockwell	$—	$138,000	$138,000
David C. Karlgaard	$—	$138,000	$138,000
Peter A. Marino	$—	$138,000	$138,000
Robert McCashin	$—	$138,000	$138,000
John Irvin	$—	$138,000	$138,000
Maureen Baginski	$—	$138,000	$138,000
Lloyd A. Semple	$—	$138,000	$138,000
Delores M. Etter	$—	$138,000	$138,000
Kerry M. Rowe	$—	$759,000	$759,000
Aaron N. Daniels	$—	$496,800	$496,800

Simultaneous with the Offer Closing, Parent and Purchaser shall pay the Company an amount in cash equal to the aggregate amount of consideration to be paid to holders of Restricted Stock Units and the Company shall cause such consideration to be paid to such holders pursuant to the terms of the Merger Agreement.

Restricted Shares

All Company Restricted Shares (as defined in the Merger Agreement and referred to herein as ‘‘Restricted Shares”) outstanding immediately prior to the Offer Closing Date will vest in accordance with their terms at such time. Such Restricted Shares will be exchanged for an amount in cash equal to the product of (a) the amount of the Offer Price and (b) the number of Restricted Shares, without interest and less any required withholding taxes (such amount, the “Restricted Share Value”). The table below sets forth the gross Restricted Share Value of Restricted Shares held by the Company’s directors and executive officers, as of July 6, 2010, that will be paid following the Offer Closing Date, assuming for illustrative purposes that the Offer Closing Date occurred on August 5, 2010.

Total Value of
Name	Restricted Shares

Terry L. Collins	$—
Kerry M. Rowe	$388,125
Aaron N. Daniels	$552,000
Victor F. Sellier	$—

Simultaneous with the Offer Closing, Parent and Purchaser shall pay the Company an amount in cash equal to the aggregate amount of consideration to be paid to holders of Restricted Shares and the Company shall cause such consideration to be paid to such holders pursuant to the terms of the Merger Agreement.

Employee Stock Purchase Plan

Under the Company’s Employee Stock Purchase Plan, as amended (the “ESPP”), participants are permitted to purchase Shares at a discount on certain dates through payroll deductions within a pre-determined purchase period. Employee directors and executive officers of the Company are eligible to participate in the ESPP. No executive officers currently participate in the ESPP. Pursuant to the Merger Agreement, the Company has agreed to, among other things, limit participation in the ESPP to those employees who were participants as of the date of the Merger Agreement and prohibit, after the date of the Merger Agreement, increases in the rate of payroll deductions or purchase elections by participants in the ESPP. Pursuant to the Merger Agreement, the final purchase date under the ESPP was July 1, 2010 and on that date 7,793 Shares were purchased at the applicable price determined under the terms of the ESPP. The Shares were purchased under the ESPP at a price of $32.58, which is equal to 95% of the closing price of the Shares on June 30, 2010. Subsequent to the purchase, the ESPP was terminated.

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all reasonable steps as may be required to cause the treatment of the Options, SARs, Restricted Shares and Restricted Stock Units and any other dispositions of the Company equity securities (including derivative securities) in connection with the Merger Agreement by each individual who is a director or executive officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Severance and Change-in-Control Arrangements

On January 19, 2009, Dr. Collins, Mr. Rowe and Mr. Daniels executed change-in-control agreements that were approved by the Compensation/Stock Option Committee. In general, the agreements provide for a payout of two years’ then-current annual salary and continuation of benefits for 18 months if, within 24 months after a “Change of Control,” as defined in the agreements, the executive either is discharged or resigns for good reason, as defined in the agreements. Messrs. Rowe and Daniels also have severance agreements stating that, if they are terminated by the Company for reasons other than cause, they will be paid one year’s annualized salary and one year of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), should they elect COBRA. In the event of a change-in-control, payments under the severance agreements will be superseded by the payments described in the change-in-control agreements.

Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

The table below contains an estimate of the value of certain material payments and benefits payable, in connection with the Contemplated Transactions, to the Company’s executive officers, directors and affiliates. The table excludes, among other things, payments that may be made for (i) outstanding Shares that are tendered for purchase pursuant to the Offer, (ii) the Option Spread Value for Options that are estimated to be vested on August 5, 2010, an illustrative date of the Offer Closing and (iii) the Restricted Stock Unit value for Restricted Stock Units that are estimated to be vested on August 5, 2010, an illustrative date of the Offer Closing. Amounts shown in the table are estimates and assume, among other things, that each executive officer or director of the Company will have a qualifying termination of his or her employment on August 5, 2010, after Completion of the Merger. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the

Merger Agreement or the related agreement, plan or arrangement, as applicable, and may materially differ from these estimates.

			RSUs	Restricted
		Stock	and	Stock and	Health
		Option	Restricted	RSU	Care
Name	Severance	Acceleration	Shares	Acceleration	Premiums

Terry L. Collins	$1,005,056	$249,704	18,000	$621,000	$21,751
Victor F. Sellier	$—	$—	4,000	$138,000	$—
Thomas E. Murdock	$—	$—	4,000	$138,000	$—
S. Kent Rockwell	$—	$—	4,000	$138,000	$—
David C. Karlgaard	$—	$—	4,000	$138,000	$—
Peter A. Marino	$—	$—	4,000	$138,000	$—
Robert McCashin	$—	$—	4,000	$138,000	$—
John Irvin	$—	$—	4,000	$138,000	$—
Maureen Baginski	$—	$—	4,000	$138,000	$—
Lloyd A. Semple	$—	$—	4,000	$138,000	$—
Delores M. Etter	$—	$—	4,000	$138,000	$—
Kerry M. Rowe	$829,712	$1,205,251	33,250	$1,147,125	$29,770
Aaron N. Daniels	$657,904	$423,468	30,400	$1,048,800	$29,770

Employee Benefit Matters

The Merger Agreement provides that Parent and its subsidiaries, until December 31, 2011, shall provide each person employed by the Company or its subsidiaries immediately prior to the Completion of the Merger and who remains employed by the Company or its subsidiaries on or after the Completion of the Merger (“Continuing Employees”) with compensation and benefits (other than equity-based compensation) that are materially no less favorable in the aggregate than those provided to the Continuing Employees immediately prior to the Completion of the Merger. The Merger Agreement also provides that Parent shall, solely to the extent Parent makes its employee benefits plans available to Continuing Employees after the Completion of the Merger, give full credit to Continuing Employees for prior service to the Company or its subsidiaries for determining the eligibility, vesting, benefits levels or accruals for such employees in respect of Parent’s employee benefits plans, except in cases where credit would result in duplication of benefits.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s bylaws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Company’s certificate of incorporation includes such a provision.

Under the Merger Agreement, Parent and Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Completion of the Merger existing as of the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries (each, an “Indemnified Party”) as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company (as in effect at the time of the Merger Agreement) shall be assumed by the Surviving Corporation in the Merger, without further action, upon the Completion of the Merger, and shall survive the Merger and shall continue in full force and effect in accordance with their terms. From and after the Completion of the Merger, Parent and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification obligations.

Under the Merger Agreement, from the Completion of the Offer through the sixth anniversary of the Completion of the Merger, Parent shall, or shall cause the Surviving Corporation to, cause the Company’s directors and officers that are insured under the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement (the ‘‘Existing D&O Policy”) to be covered by a directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Completion of the Merger on terms with respect to such coverage and amounts no less favorable than those of the Existing D&O Policy. However, in no event shall the aggregate costs of such insurance policies during any one year exceed 300% of the aggregate annual premiums currently paid by the Company for such insurance.

Item 4.	The Solicitation or Recommendation.

On June 29, 2010, the Board unanimously, among other things: (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Contemplated Transactions, (ii) declared that it is in the best interests of the Company and its stockholders (other than Parent and its subsidiaries) that the Company enter into the Merger Agreement and consummate the Merger and the other Contemplated Transactions and that the stockholders of the Company tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to the Company and its stockholders (other than Parent and its subsidiaries) and (iv) recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

The Board unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

A copy of the letter to the Company’s stockholders, dated July 8, 2010, communicating the recommendation of the Board, as well as a press release, dated July 8, 2010, issued by Parent announcing the Offer, are included as Exhibits (a)(8) and (a)(7) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer

The Company continually reviews its position in the defense and intelligence industry to examine potential strategic business transactions that might be in the interests of its stockholders. The Company’s management regularly spends time identifying potential business acquisitions of interest and regularly engages in discussions with companies that appear to be appropriate candidates for business combinations. As part of its ongoing evaluation of the Company’s business and its strategic planning, the Board periodically discusses and reviews the Company’s strategic goals and alternatives, performance and prospects. The Board has in the past received updates from time to time from various investment bankers on the state of the Company’s industry and potential for acquisition activity. In the past several years, the Company has also periodically been approached by various large defense contractors to explore the possibility of a strategic transaction.

In early 2009, an entity in the defense contracting industry approached the Company and indicated that it would be interested in pursuing an acquisition of the Company at a price of $21.00 per Share. The Board discussed this proposal and determined that it was not attractive.

In early 2009, the Company was approached by a large defense contractor (“Bidder A”) seeking to explore a possible acquisition of the Company. On April 14, 2009, Dr. Terry L. Collins, Chairman and Chief Executive Officer of the Company, telephoned James F. Albaugh, President of Parent’s Integrated Defense Systems operating unit (now known as Defense, Space & Security), to inquire about Parent’s interest in a possible business combination. Several telephonic conversations occurred between Dr. Collins and various members of Parent management during the second half of April 2009 in which the parties discussed a possible going-forward process and Parent’s level of interest in pursuing a transaction. The Company executed a non-disclosure agreement with Parent on April 30, 2009 and with Bidder A on May 18, 2009, pursuant to which the Company furnished both parties with certain limited confidential information concerning the Company for the purpose of evaluating a possible transaction.

On June 2, 2009, Dr. Collins spoke with Roger A. Krone, President of Boeing Network & Space Systems (a business within Parent’s Defense, Space & Security operating unit), about the evaluation process. In meetings on June 5, 2009 and June 10, 2009, several members of Parent’s management met with representatives of the Company in Virginia to analyze the possible synergies that could be derived from a business combination between Parent and the Company. Discussions relating to a potential transaction also continued with Bidder A through the spring and summer of 2009.

In the summer of 2009, several other defense contractors approached the Company and indicated that they would be interested in pursuing an acquisition of the Company. These parties did not indicate any pricing terms and the Company did not pursue discussions with these parties at that time given the lack of specificity in the indications.

On July 27, 2009, Mr. Krone met with Victor F. Sellier, one of the Company’s principal stockholders and a member of the Board. At the meeting, Mr. Krone discussed the possibility of a potential stock-for-stock business combination between the Company and Parent.

On September 10, 2009, Parent management met with representatives of the Company and conveyed an oral indication of interest to acquire the Company at a proposed price of between $28.00 and $30.00 per Share. Parent offered to structure some of the consideration in the form of stock. Following its own discussions with the Company in the summer and fall of 2009, Bidder A made an indication of interest to acquire the Company at a proposed price of between $27.00 and $29.00 per Share. Both expressions of interest were preliminary indications and were subject to due diligence, the negotiation and execution of mutually acceptable definitive agreements and approval by each entity’s board of directors. In the course of its discussions with Parent and Bidder A, the Company communicated that it would only consider an offer at a price of at least $30.00 in cash per Share. Both Parent and Bidder A requested that the Company negotiate with it on an exclusive basis, but the Company did not agree to the requested exclusivity.

In September 2009, the Company met with Stone Key Partners LLC and the Stone Key securities division of Hudson Partners Securities LLC (together, “Stone Key”), a financial advisor, to discuss retaining Stone Key to assist the Company in evaluating strategic alternatives available to the Company. Stone Key commenced a preparatory review of the Company’s business and operations and the Company’s potential strategic alternatives.

In early October 2009, Dr. Collins and Mr. Krone had multiple telephone conversations in which they continued to discuss Parent’s interest in a transaction with the Company. On October 7, 2009, Joseph T. Lower, Parent’s Vice President of Corporate and Strategic Development, spoke by telephone with Mr. Sellier. In that conversation, Mr. Lower inquired as to whether an offer of $31.00 to $32.00 per Share would be sufficient to allow the Company to negotiate with Parent on an exclusive basis. Between October 9 and October 19, 2009, numerous follow-up calls occurred among Mr. Krone and Mr. Lower, on behalf of Parent, and Dr. Collins and Mr. Sellier, on behalf of the Company, in which they discussed each party’s transaction sentiment, including Parent’s willingness to speak directly to the Company’s Board regarding its interest in an acquisition.

On October 20, 2009, the Board convened a meeting to consider strategic alternatives for the Company. Representatives of Stone Key presented a preliminary review of the strategic alternatives available to the Company, which included a sale of the Company, strategic acquisitions, recapitalizations or continuing to execute the Company’s business plan as an independent company. Stone Key also described the process that it would recommend if the Board determined to explore strategic alternatives. At the meeting, representatives from DLA Piper LLP (US) (“DLA Piper”), counsel to the Company, reviewed with the Board their fiduciary duties with respect to these potential transactions. Following the presentations and further questions and discussion, the Board authorized Stone Key to continue its review of the Company’s strategic alternatives and the most appropriate strategy for a sale process, if one was initiated. The Board determined that negotiating exclusively with Parent or Bidder A was not in the best interest of the Company’s stockholders and that the Company should explore a broader range of strategic alternatives, including engaging in transactions that did not involve a sale of the Company, engaging in a strategic combination or continuing to execute the Company’s business plan as an independent company. After further deliberations, the Board decided to defer any decision on commencing a sale process to allow the Board more time to thoroughly consider the information presented.

At the same meeting, upon Board approval, the Company executed a letter agreement with Stone Key pursuant to which it engaged Stone Key to serve as its financial advisor and assist the Company in evaluating strategic alternatives.

On November 6, 2009, Mr. Lower contacted Mr. Sellier to discuss whether there was a willingness, in the context of prior discussions, to move forward in negotiating a transaction exclusively with Parent, to be followed by a post-signing market check. On November 12, 2009, representatives of Stone Key telephoned Mr. Lower on behalf of the Company but declined to indicate whether the Company would negotiate exclusively with Parent.

On November 9, 2009, the Board convened a meeting to consider strategic alternatives for the Company. DLA Piper again reviewed with the Board their fiduciary duties with respect to these potential transactions. At the meeting, after further deliberation, the Board determined to explore strategic alternatives and decided to authorize Stone Key to commence preparations for the process it had previously described to the Board. The Board also decided to form a Special Committee comprised of Mr. Robert McCashin, Mr. Lloyd A. Semple, Dr. Delores M. Etter, Dr. David C. Karlgaard and Mr. Peter A. Marino, each of whom is an independent director of the Company. The Special Committee was established as an administrative convenience in order to permit the efficient review of potential transactions and to facilitate the involvement of members of the Board in the sale process and not because of any actual or perceived conflict of interest involving any director.

On November 20, 2009, the Special Committee convened a meeting to discuss the sale process. Stone Key provided the Special Committee with an update on the status of preparations for a transaction and a potential timeline.

On December 1, 2009, at a regularly scheduled meeting, the Board discussed the sale process and also approved final resolutions setting forth the duties of the Special Committee.

During December 2009 and January 2010, the Special Committee met several times to discuss the status of preparations for the sale process. The Special Committee also continued to discuss other strategic alternatives available to the Company. During this time, the Company, Stone Key and DLA Piper prepared for the commencement of the sale process, including the preparation of a confidential description of the Company. The Company’s management and its financial and legal advisors also prepared a management brief, due diligence materials and draft transaction documents in preparation for contacting potential interest parties.

During the fall of 2009, occasional press reports had speculated on the Company’s potential evaluation of a sale and its retention of investment bankers. Consistent with its long-standing policy, the Company had declined to comment on market rumors. However, on January 11, 2010, several publications of wide circulation disseminated stories about a potential transaction involving the Company. The following day, the Company issued a press release stating that the Company was considering strategic alternatives, and that the Company had retained Stone Key, but that no assurance could be given that any transaction would be completed. Following this public announcement, the Company was approached by several parties that expressed an interest in a transaction with the Company.

On January 14, 2010, Dennis A. Muilenburg, President of Parent’s Defense, Space & Security operating unit (then known as Integrated Defense Systems), telephoned Dr. Collins to reemphasize the advantages of the exclusivity proposal conveyed to the Company in November 2009. Dr. Collins indicated that the Board had determined to proceed with a broader process.

On January 26, 2010, Mr. Muilenburg sent a letter to the Company indicating Parent’s interest in participating in the announced process. After discussions with the Special Committee, Stone Key, on behalf of the Company, thanked Parent for its interest in participating in a sale process and advised Parent that it would receive more details at the same time as other interested parties.

On February 2, 2010, at a regularly scheduled Board meeting, the Board reviewed the status of preparations for the sale process and discussed strategic alternatives available to the Company.

In February 2010, the Company was approached by a publicly held company to discuss a strategic combination in an all stock transaction. This company was one of the parties that had expressed an interest in the Company in the summer of 2009. Representatives of the Company discussed the proposal with representatives of the publicly held company. Management of the Company advised the Special Committee of the proposed terms offered by the publicly held company. The Special Committee determined that there were significant costs and risks associated with the proposed combination and decided not to pursue this proposed transaction.

In February 2010, the Company was also approached with respect to a combination by a smaller, privately held government contractor that provided complementary equipment and services. Stone Key contacted the financial advisor for the privately held company and discussed valuation and other issues associated with the proposal.

On February 23, 2010, the Board convened a meeting at which Stone Key updated the Board on the preparations for the sale process and reviewed strategic alternatives available to the Company. Stone Key then advised the Board regarding the terms of the proposed combination with the privately held government contractor. DLA Piper advised the Board with respect to its fiduciary duties. Following consideration of the transaction by the Board, the Board determined that there were significant costs and risks associated with the proposed combination and decided not to pursue the proposed transaction.

Beginning in February 2010, Stone Key contacted a targeted list of twenty-two potential bidders, including parties that had previously approached the Company regarding a potential transaction. During these initial contacts, Stone Key communicated to the potential bidders that the Company would only consider an offer at a price of at least $30.00 per Share. Many of the potential bidders that were contacted indicated that they would not be willing to engage in a transaction at this price level and declined to participate in the sale process.

In March and April 2010, the Company, with the assistance of DLA Piper, negotiated and entered into confidentiality agreements with eight interested parties, including Parent, Bidder A and a large, foreign-owned defense contractor (“Bidder B”). On March 5, 2010, Parent executed its confidentiality agreement with the Company, which replaced the non-disclosure agreement dated April 30, 2009. Beginning in March 2010, interested parties were furnished with a confidential information memorandum that provided detail about the Company and its product portfolio, research and development programs, sales forecasts and operations.

Beginning in April 2010, members of the Company’s management, with assistance from Stone Key, conducted management presentations with the eight interested parties. The due diligence process included conducting in-person management presentations responding to various due diligence questions about the Company’s assets and operations, conducting telephonic due diligence discussions between the Company’s and the interested parties’ outside financial, legal and accounting advisors, and conducting in-person due diligence review sessions and on-site due diligence visits to the Company’s facilities. Each interested party was given an extensive, in-person presentation by Company representatives, and was provided access to the Company’s on-line data room containing financial, operational, regulatory, intellectual property, human resource, legal and other information concerning the Company. From April 2010 through June 2010, the Company and Stone Key continued to respond to various due diligence questions raised by the interested parties.

On May 10, 2010, Stone Key sent a bid process letter to each of the eight interested parties. The letter included a form of merger agreement that had been prepared by DLA Piper, with input from the Company and the Special Committee. The merger agreement contemplated an all-cash tender offer followed by a merger. Interested parties were encouraged to submit any proposed revisions to the form of merger agreement by May 24, 2010 and were advised that final bids would be due in early June.

On May 13, 2010, as part of the Company’s earnings press release for its quarter ended April 4, 2010, the Company stated that its evaluation of strategic alternatives was progressing. The Company also lowered its revenue guidance range for the fiscal year ending September 30, 2010.

Three interested parties, including Parent, submitted revisions to the merger agreement:

•	On May 22, 2010, Parent submitted a revised draft merger agreement detailing its comments to the Company’s proposed form of merger agreement. The revised draft contemplated the same tender offer structure proposed by the Company.

•	On May 26, 2010, Bidder B submitted a revised draft merger agreement detailing its comments to the Company’s proposed form of merger agreement. Given certain regulatory and timing issues associated with Bidder B’s acquisition of the Company, Bidder B proposed changing the deal structure from a tender offer to a single step merger.

•	On May 27, 2010, Bidder A submitted a revised draft merger agreement detailing its comments to the Company’s proposed form of merger agreement. The revised draft contemplated the same tender offer structure proposed by the Company.

On May 27, 2010, Stone Key, on behalf of the Company, requested that the eight interested parties submit offers by June 11, 2010. Stone Key also requested revisions to the merger agreement from any interested parties that had not submitted revisions before the original deadline. Once Parent, Bidder A and Bidder B submitted their draft merger agreements, thereby indicating their interest in pursuing an acquisition at a price level above the minimum that would be acceptable to the Board, Mr. Marino, who maintained consulting relationships with certain of the bidders, recused himself from any further deliberations conducted by the Special Committee in order to avoid any appearance of any potential conflict of interest.

On June 1, 2010, the Special Committee met to discuss the revisions to the draft merger agreement proposed by each of Parent, Bidder A and Bidder B. At the meeting, DLA Piper described the key provisions of each draft merger agreement and the key issues raised. Following this meeting, Stone Key was instructed to inform Parent, Bidder A and Bidder B of the key issues in their respective draft merger agreements and the Company distributed to each of Parent, Bidder A and Bidder B draft disclosure schedules to the Company’s draft of the merger agreement.

In their comments to the draft merger agreement, each of Parent, Bidder A and Bidder B had indicated that they would require a tender and voting agreement from each of Dr. Collins and Messrs. Sellier and Murdock. On June 5, 2010, a proposed form of tender and voting agreement was prepared by DLA Piper and circulated to each of Parent, Bidder A and Bidder B.

On June 7, 2010, representatives of DLA Piper, Stone Key and the Company had discussions with each of Parent, Bidder A and Bidder B as to the material issues raised by their comments to the draft merger agreements.

Each of Parent, Bidder A and Bidder B continued their due diligence efforts in preparation for a possible transaction.

On June 11, 2010, Parent, Bidder A and Bidder B submitted the following written offers to Stone Key to acquire the Company:

•	Parent submitted a bid to acquire 100% of the Company’s common stock through a cash tender offer at $30.00 per Share. Parent submitted a revised draft merger agreement updating its comments to the Company’s proposed form of merger agreement, form of tender and voting agreement and draft disclosure schedules and a list of open diligence items.

•	Bidder A submitted a bid to acquire 100% of the Company’s common stock through a cash tender offer at $30.00 per Share. Bidder A submitted a revised draft merger agreement detailing its comments to the Company’s proposed form of merger agreement and a list of open diligence items.

•	Bidder B submitted a bid to acquire 100% of the Company’s common stock through a single step merger at a price of $31.75 per Share. Bidder B submitted a revised draft merger agreement detailing its comments to the Company’s proposed form of merger agreement, comments to the Company’s draft disclosure schedules and a list of open diligence items.

Each of the other five potential bidders indicated to Stone Key, either before or after the bid deadline, that it was not willing to offer the indicated price of at least $30.00 per Share and withdrew from the sale process. Several of these other parties indicated they would be willing to proceed with a transaction at a price below $30.00 per Share if the Company were amenable to a lower price.

On June 15, 2010, representatives of Stone Key and DLA Piper provided the Special Committee with an overview of the three bids that had been received, including written summaries of the revised merger agreements, and discussed the timing, structuring and cost implications of each. Representatives of DLA Piper also reviewed with the Special Committee their fiduciary duties and the fiduciary duties of the Board in the context of the transactions being considered and the sale process. The Special Committee found Bidder B’s offer financially attractive. However, Bidder B was a foreign-owned entity and, given the Company’s access to classified information in the United States, the required regulatory and customer approvals associated with a transaction with Bidder B created concerns as to the certainty of closing and the potential for delay. The Special Committee authorized the engagement of special counsel to assist with regulatory issues associated with Bidder B’s offer. The Special Committee noted that each of the revised merger agreements contained material issues to be resolved, primarily relating to closing conditions, termination fees and events, representations and warranties and certain open diligence matters and conditions to signing, including with respect to Parent, that certain key executives of the Company execute a retention agreement at or prior to the signing of the merger agreement. The Special Committee directed the Company’s financial and legal advisors to proceed to negotiate the terms of a merger agreement with each of Parent, Bidder A and Bidder B and their respective financial and legal advisors.

Between June 15, 2010 and June 17, 2010, multiple discussions occurred between DLA Piper, Stone Key and each of the three bidders and their respective financial and legal advisors with respect to the draft merger agreements submitted by each of the bidders. On June 17, 2010, the Company retained Arnold & Porter LLP (“Arnold & Porter”) as special regulatory counsel to advise the Company with respect to regulatory issues associated with Bidder B’s offer. On June 17, 2010, DLA Piper circulated revised merger agreements to each of the three bidders, which reflected the outcome of discussions with the bidders’ legal advisors and the Company’s position on various material issues. On June 18, 2010, Bidder A submitted a form of retention agreement for certain key executives and indicated that if it was the winning bidder, it would expect the Company to use its best efforts to obtain signed retention agreements prior to signing the merger agreement.

On June 19, 2010, counsel for Bidder A sent a revised merger agreement to DLA Piper and on June 21, 2010, counsel for Parent sent a revised merger agreement to DLA Piper. DLA Piper had continuing discussions with counsel for each of Parent and Bidder A to resolve remaining open issues.

On June 23, 2010, the Company provided each of the three remaining bidders with an update on the Company’s financial performance for its current quarter and its projections for the full year. Representatives of the Company and Stone Key had a conference call with each of the bidders to discuss the updated projections and on each call informed each bidder that it expected lower revenue and operating income for the fiscal year ending September 30, 2010. As a result of the new information, Parent requested another call with the Company, and on June 24, 2010, the Company’s chief executive officer and chief financial officer discussed with Parent the circumstances of the Company’s reduced earnings projections.

On June 24, 2010, Bidder B submitted a revised merger agreement. DLA Piper provided a revised merger agreement to Bidder B later that evening. While many issues in the merger agreement with Bidder B were resolved, certain regulatory and other issues remained open. On June 24, 2010, DLA Piper distributed revised drafts of the disclosure schedules corresponding to each of the three draft merger agreements.

On June 25, 2010, as requested by Stone Key, on behalf of the Company, each of Parent, Bidder A and Bidder B submitted revised offers. Each bidder also submitted a draft merger agreement (which, in the case of Parent and Bidder A, was by this time substantially completed) along with a list of open confirmatory diligence items. In this round of bidding, Parent raised its offer price from $30.00 to $31.00 per Share, Bidder A also raised its offer price from $30.00 to $31.00 per Share and Bidder B lowered its offer price from $31.75 to $31.50.

The Special Committee met on June 26, 2010 to receive an update from Stone Key and DLA Piper on the negotiations with Parent, Bidder A and Bidder B and the status of the bids and draft merger agreements. Arnold & Porter provided a summary of regulatory issues with respect to the offer by Bidder B. Given that the offer by Bidder B contemplated a longer time before closing to satisfy certain regulatory conditions applicable to foreign ownership, the Special Committee concluded that each of the three offers was essentially equivalent in price. After questions from the Special Committee and further discussion, the Special Committee concluded that Parent, Bidder A and Bidder B should be requested to submit revised offers.

Following the meeting, Stone Key informed each of Parent, Bidder A and Bidder B that they should submit revised offers as soon as practicable and, in any event, no later than June 27, 2010.

On June 27, 2010, Parent raised its offer price from $31.00 to $32.00 per Share, Bidder A raised its offer price from $31.00 to $31.25 per Share and Bidder B reaffirmed its offer price of $31.50 per Share. Parent also indicated that it would no longer require that the retention agreements with certain executives be executed at or prior to the signing of the merger agreement. Bidder B improved certain terms in its draft merger agreement, but certain regulatory and other issues remained outstanding.

During the evening of June 27, 2010, the Special Committee met to consider the revised offers from each of Parent, Bidder A and Bidder B. The Special Committee received presentations on the revised offers from Stone Key and DLA Piper and discussed the advantages and disadvantages of the three proposals, including with respect to price, certainty of closing, regulatory issues, timing, conditions and other contractual terms. Because Parent’s proposed offer was the highest at $32.00 per Share and had few potential delays to signing and closing, the Special Committee directed DLA Piper to complete negotiations on all remaining open issues with Parent and Parent’s outside counsel, Kirkland & Ellis LLP (“Kirkland”), including in particular with respect to various open items in the disclosure schedules. The Special Committee’s goal was to have a final draft merger agreement ready for consideration at a meeting of the Board that was scheduled to begin early in the morning on June 29, 2010.

On June 28, 2010, representatives of DLA Piper, the Company, Parent and Kirkland worked to complete all of the definitive transaction documentation. Parent continued its due diligence procedures in preparation for a possible transaction. Later that day, Bidder B indicated that it would submit a revised offer at some time before the Board meeting scheduled for the morning of June 29, 2010. In the evening on June 28, 2010, the Special Committee met to discuss the status of the sale process and its potential recommendation to the Board.

On June 29, 2010, the Board was scheduled to convene at 8:00 a.m. EDT to consider and potentially approve a definitive merger agreement with Parent. Immediately prior to the start of the meeting, Bidder B sent a revised offer to acquire the Company for $34.10 per Share. The revised offer also included more favorable contractual terms than it had previously proposed. Upon receipt of the revised offer from Bidder B, the Board delayed the start of its meeting and the Special Committee met to consider the revised offer from Bidder B. Representatives of Stone Key and DLA Piper discussed the merits of the revised offer with the Special Committee. The Special Committee instructed Stone Key and DLA Piper to contact Bidder B and discuss the revised terms of its offer. As directed by the

Special Committee, Stone Key also advised Parent and Bidder A that the Company had received a revised offer that was more favorable in terms of price, and that the Company would also provide each of Parent and Bidder A with an opportunity to submit a revised offer. Representatives from Stone Key, DLA Piper and the Company began discussions with Bidder B and its financial and legal advisors with respect to the proposed contractual terms, conditions and regulatory issues associated with Bidder B’s revised offer.

While the negotiations with Bidder B were ongoing, the Board meeting was convened at 9:10 a.m. EDT to consider the sale process and evaluate the price and contractual terms proposed by each of the bidders. All of the Company’s directors attended the meeting in person. Representatives of Stone Key and DLA Piper discussed the advantages and disadvantages of each of the proposals, including with respect to price, certainty of closing, contractual terms and regulatory issues. Representatives of DLA Piper also reviewed with the Board their fiduciary duties in the context of the transactions being considered and the bidding process. Arnold & Porter advised the Board regarding the regulatory issues associated with the proposed transaction with Bidder B. The Board engaged in a thorough review with representatives from DLA Piper of the material terms of the merger agreements of each of Parent, Bidder A and Bidder B. Representatives from DLA Piper responded to numerous questions from the members of the Board regarding each of the merger agreements and the transactions generally. Stone Key then discussed the relative value with respect to each of the offers made by Parent, Bidder A and Bidder B. Stone Key reviewed the financial bases and calculations underlying its fairness opinion analysis and answered questions from members of the Board.

During the day, Stone Key and DLA Piper continued their discussions with Bidder B while the Board continued its deliberations regarding the price and contract terms proposed by Parent, Bidder A and Bidder B. Representatives from Stone Key and DLA Piper later rejoined the Board meeting and updated the Board on the developments during the course of the day and described the status of the negotiations.

At 3:30 p.m. on June 29, 2010, while the Board meeting was still in progress, Parent increased its proposed offer price from $32.00 to $34.50 per Share, but indicated that its offer was contingent on the acceptance of its revised offer by 6:00 p.m. EDT that evening and finalization and the execution of a definitive merger agreement that night. Earlier in the day, Bidder A had declined an invitation to increase its offer of $31.25 per Share. During Stone Key’s discussions with Bidder B regarding its revised offer, Bidder B had indicated that that it would not raise its revised price of $34.10 per Share any further.

After receiving the revised offer from Parent, the Board decided, upon recommendation of the Special Committee, to consider the revised offer from Parent. Representatives of Stone Key and DLA Piper discussed with the Board the revised terms of Parent’s offer. DLA Piper reviewed with the Board their fiduciary duties in the context of the transaction being considered. Stone Key orally, and subsequently in writing, confirmed its opinion to the Board that, based on and subject to the assumptions made, matters considered, procedures followed and limitations on the review undertaken as set forth in its written opinion, as of June 29, 2010, the consideration of $34.50 per Share in cash to be received by holders of Shares pursuant to the Merger Agreement with Parent was fair, from a financial point of view, to such holders. Following questions by the members of the Board to representatives of Stone Key and DLA Piper, and further discussion among the members of the Board, the Special Committee recommended that the Board accept the offer from Parent. Then the Board, by unanimous action of all members, resolved that Parent’s offer was in the best interests of the Company’s stockholders. The Board approved and authorized the execution, delivery and performance of, and declared advisable the Merger Agreement, the Offer, the Merger and the Contemplated Transactions, and further resolved to recommend to the Company’s stockholders that they accept and tender their Shares pursuant to Parent’s Offer, and, if required, adopt the Merger Agreement. Shortly before 5:30 p.m. EDT, representatives of Stone Key telephoned Mr. Lower of Parent to inform him that the Board had accepted Parent’s offer.

Following the Board meeting, representatives of DLA Piper and Kirkland proceeded to finalize the Merger Agreement, disclosure schedules and tender and support agreements during the course of the night on June 29, 2010. The Merger Agreement and the tender and voting agreements were promptly thereafter executed and the parties announced the transaction in separately issued press releases at 7:15 a.m. EDT on June 30, 2010.

Reasons for Recommendation

In evaluating the Merger Agreement and the Contemplated Transactions, the Board consulted with the Company’s senior management, the Special Committee, the Company’s outside legal advisor, DLA Piper, the Company’s financial advisor, Stone Key, and, as to Bidder B, the Company’s special regulatory counsel, Arnold & Porter, in the course of reaching its determination to adopt the Merger Agreement and approve the Offer, the Merger and the Contemplated Transactions and to recommend unanimously that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement. The Board considered a number of factors, including the following material factors and benefits of the Offer and Merger, each of which the Board believed supported its recommendation:

•	The Company’s Business and Financial Condition and Prospects. The Board’s familiarity with the business, operations, prospects, business strategy, properties, assets and financial condition of the Company, and the certainty of realizing in cash a compelling value for Shares in the Offer, compared to the risks and uncertainties associated with operating the Company’s business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009), particularly in a volatile and unpredictable financial environment.

•	Review of Strategic Alternatives. The Board’s belief, after a review of strategic alternatives and discussions with the Company’s management and advisors, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of the Company than the potential value that might have resulted from any other strategic opportunity reasonably available to the Company, including remaining an independent company.

•	Risks of Remaining Independent. The Board’s assessment, after discussions with the Company’s management and advisors, of the risks of remaining an independent company and pursuing the Company’s strategic plan, including risks relating to:

•	the availability and timing of U.S. and international government and commercial funding for the Company’s products and services, including total estimated remaining contract values and the U.S. government’s procurement activities related thereto;

•	changes in the U.S. federal government procurement laws, regulations, policies and budgets (including changes to respond to the government’s budgetary constraints and cost-cutting initiatives as well as changes that have increased the Company’s internal costs for monitoring, auditing and reporting activity);

•	the number, length and type of contracts and task orders awarded to the Company by its governmental and commercial customers;

•	changes in appropriations types and amounts due to the expenditures priorities in Washington, D.C.;

•	the future impact of any acquisitions, reorganizations or divestitures the Company may make, including any outcome of the Company’s exploration of strategic alternatives;

•	the government’s ability to hire and retain contracting personnel;

•	the decision by the U.S. government of whether to exercise options to extend the Company’s contracts;

•	the Company’s ability to retain contracts during any rebidding process;

•	decisions by government agencies on the methods of seeking contractor support;

•	the timing of Congressional funding on the Company’s contracts;

•	any delay or termination of the Company’s contracts and programs;

•	difficulties in developing and producing operationally advanced technology systems;

•	the Company’s ability to secure business with government prime contractors;

•	the Company’s ability to maintain adequate and unbroken supplier performance;

•	the timing and customer acceptance of contract deliverables;

•	the Company’s ability to attract and retain qualified personnel, including personnel with appropriate security clearances;

•	charges from any future impairment reviews; and

•	the competitive environment for defense and intelligence information technology products and services.

•	Auction Process. The completion of a robust auction process for the sale of the Company, including the active solicitation of potential bidders, the participation of eight interested parties and the receipt of three bona fide offers, and the continuation of a competitive bidding process until the Merger Agreement was signed, which resulted in several increases in price and more favorable terms than initially proposed by the final bidders.

•	Negotiations with Parent. The course of discussions and negotiations between the Company and Parent, resulting in three increases totaling $4.50, or approximately 15%, in the price per Share initially offered by Parent, and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board’s belief based on these negotiations that this was the highest price per Share that Parent was willing to pay and that these were the most favorable terms to the Company to which Parent was willing to agree.

•	Premium to Market Price. The fact that $34.50 price to be paid for each Share represented a 41.2% premium over the closing price of the Shares on June 29, 2010, the last full trading day before the Offer and the Merger were publicly announced, and a 60.8% premium over the closing price of the Shares on January 8, 2010, the last full trading day before the Company publicly announced that it was considering strategic alternatives.

•	Opinion of Stone Key. The opinion of Stone Key, delivered on June 29, 2010 and subsequently confirmed in writing, to the Board, to the effect that, based on and subject to the various assumptions and limitations set forth in the written opinion and as of such date, the $34.50 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below under the caption “Opinion of the Argon ST’s Financial Advisor.”

•	Likelihood of Completion. The belief of the Board that the Offer and the Merger likely will be completed, which is based on, among other things, the absence of a financing condition, Parent’s representation that it has sufficient financial resources to pay the aggregate Offer Price and consummate the Merger, the limited number of conditions to the Offer and the Merger, Parent’s extensive prior experience in completing acquisitions of other companies and the relative likelihood of obtaining required regulatory approvals for the Contemplated Transactions and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the Company’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction on stockholders, employees and partners, with a second-step Merger in which stockholders who do not tender their Shares in the Offer will receive the same cash Offer Price as paid in the Offer.

•	Timing of Completion. The belief that the anticipated timing of completing the Offer with Parent is superior to the anticipated timing with the second highest bidder, especially in light of the Company’s business as a defense contractor and the potential regulatory delays involved with the acquisition of companies in the defense and intelligence industries;

•	Extension of Offer. The fact that, subject to rights to terminate the Merger Agreement, the Purchaser will be required to extend the Offer, at the Company’s request, beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date.

•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and immediate liquidity to the Company’s stockholders.

•	Terms of the Merger Agreement. The terms of the Merger Agreement, including the ability of the Company, under certain circumstances specified in the Merger Agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written proposal for an acquisition transaction.

•	Ability to Withdraw or Change Recommendation. The Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of a termination fee of $28 million.

•	Reasonableness of Termination Fee. The fact that the termination fee payable by the Company to Parent in the event of certain termination events under the Merger Agreement and the Board’s determination that the termination fee is within the customary range of termination fees for transactions of this type.

•	Appraisal Rights. The availability of statutory appraisal rights to the stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that the nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of the Company, or the combined company, and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or as a result of the improvements to the Company’s operations.

•	Taxable Consideration. The fact that the gains from the Contemplated Transactions would generally be taxable to the Company’s stockholders for U.S. federal income tax purposes.

•	Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on the Company’s operations, stock price, customers, suppliers, business partners and employees and its ability to attract and retain key management, technical, research and sales personnel.

•	Effect of Failure to Complete Transactions. The fact that, if the Offer and the Merger and other Contemplated Transactions are not consummated, the trading price of the Shares could be adversely affected, the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions, the Company may have lost customers, suppliers, business partners and employees after the announcement of the Merger Agreement, the Company’s business may be subject to disruption, the market’s perceptions of the Company’s prospects could be adversely affected and the Company’s directors, officers and other employees will have expended considerable time and effort to consummate the transactions.

•	Interim Restrictions on Business. The fact that the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, requiring the Company to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Parent, may delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer or the Merger.

•	Restrictions on Soliciting Proposals; Termination Fee. The restrictions in the Merger Agreement on the active solicitation of competing proposals and the requirement, under the Merger Agreement, that the Company pay a termination fee of $28 million if the Merger Agreement is terminated in certain circumstances or if, in certain circumstances, the Company engages in another transaction during the one-year period thereafter.

•	Interests of Directors and Officers. The fact that the executive officers and directors of the Company may have interests in the Contemplated Transactions, including the Offer and the Merger, that are different from, or in addition to, those of the Company’s stockholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of Merger Agreement and the Contemplated Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Board viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Board. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

Opinion of Argon ST’s Financial Advisor

Overview

Pursuant to an engagement letter dated as of October 14, 2009, the Company retained Stone Key to act as its financial advisor in connection with the possible sale of the Company. In selecting Stone Key, the Board considered, among other things, the fact that Stone Key is an internationally recognized investment banking firm with substantial experience advising companies in the aerospace and defense industries as well as substantial experience providing strategic advisory services. Stone Key, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings, valuations and general corporate advisory services.

At the June 29, 2010 meeting of the Board, Stone Key delivered its oral opinion, which was subsequently confirmed in writing, that, as of June 29, 2010, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received by stockholders of the Company pursuant to the Merger Agreement was fair, from a financial point of view, to the stockholders of the Company.

The full text of Stone Key’s written opinion is attached as Annex II to this Schedule 14D-9 and you should read the opinion carefully and in its entirety. The opinion sets forth the assumptions made, some of the matters considered and qualifications to and limitations of the review undertaken by Stone Key. The Stone Key opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Stone Key, is subject to the assumptions and conditions contained in the opinion and is necessarily based on economic, market and other conditions and the information made available to Stone Key as of the date of the Stone Key opinion. Stone Key has no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of the fairness opinion set forth below, you should be aware that Stone Key’s opinion:

•	was provided to the Board for its benefit and use in connection with its consideration of the Contemplated Transactions;

•	did not constitute a recommendation to the Board;

•	does not constitute a recommendation to any stockholder of the Company as to whether to tender any shares pursuant to the Offer and/or how to vote in connection with the Merger or otherwise;

•	did not address the Company’s underlying business decision to pursue the Contemplated Transactions, the relative merits of the Contemplated Transactions as compared to any alternative business or financial strategies that might exist for the Company or the effects of any other transaction in which the Company might engage; and

•	did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of these persons, in connection with the Contemplated Transactions relative to the consideration to be received by the stockholders of the Company pursuant to the Contemplated Transactions.

The Company did not provide specific instructions to, or place any limitations on, Stone Key with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

In connection with rendering its opinion, Stone Key:

•	reviewed a draft (dated June 28, 2010) of the Merger Agreement and the Tender and Voting Agreements;

•	reviewed the Company’s Annual Reports to Stockholders and Annual Reports on Form 10-K for the fiscal years ended September 30, 2007, 2008 and 2009, its Quarterly Reports on Form 10-Q for the periods ended January 3, 2010 and April 4, 2010 and its Current Reports on Form 8-K filed since September 30, 2009;

•	reviewed certain operating and financial information relating to the Company’s business and prospects, including projections for the three fiscal years ending September 30, 2012, all as prepared and provided to Stone Key by the Company’s management;

•	met with certain members of the Company’s senior management to discuss the Company’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volume of the Shares;

•	reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which Stone Key deemed generally comparable to the Company;

•	reviewed the terms of certain relevant mergers and acquisitions involving companies which Stone Key deemed generally comparable to the Company;

•	performed discounted cash flow analyses based on the projections for the Company furnished to Stone Key by the Company; and

•	conducted such other studies, analyses, inquiries and investigations as Stone Key deemed appropriate.

In connection with rendering its opinion, Stone Key further noted that:

•	Stone Key relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to it by the Company or obtained by Stone Key from public sources, including, without limitation, the projections referred to above.

•	With respect to the projections, Stone Key relied on representations that they had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company.

•	Stone Key did not assume any responsibility for the independent verification of any information referred to above, including, without limitation, the projections; Stone Key expressed no view or opinion as to the projections and the assumptions upon which they were based; and Stone Key further relied upon the assurances of the senior management of the Company that they were unaware of any facts that would have made the information and projections incomplete or misleading.

•	In arriving at its opinion, Stone Key did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Stone Key furnished with any such appraisals.

•	During the course of Stone Key’s engagement, Stone Key was asked by the Board to solicit indications of interest from various third parties regarding a transaction with the Company, and Stone Key considered the results of such solicitation in rendering its opinion.

•	Stone Key assumed that the transactions contemplated by the Merger Agreement will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on the Company.

•	The credit, financial and stock markets are experiencing unusual volatility; Stone Key expressed no opinion or view as to the effects of such volatility on the Contemplated Transactions or the parties thereto.

•	Stone Key is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by the Company and its advisors with respect to these issues.

•	Stone Key did not express any opinion as to the price or range of prices at which the Shares may trade subsequent to the announcement of the Contemplated Transactions.

Summary of Analyses

The following is a summary of the principal financial and valuation analyses performed by Stone Key and presented to the Board in connection with rendering its fairness opinion.

Some of the financial and valuation analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial and valuation analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Stone Key’s financial and valuation analyses.

Transaction Valuation Overview

Based on approximately 23.2 million Shares that were outstanding as of June 29, 2010 on a fully diluted basis (calculated using the treasury stock method), Stone Key noted that the consideration to be received in the Contemplated Transactions of $34.50 per Share implied an equity value of approximately $801.5 million. Net of approximately $24.6 million of cash and cash equivalents (as of April 4, 2010), Stone Key noted that the consideration to be received in the Contemplated Transactions implied an enterprise value of approximately $777.0 million.

Stone Key also reviewed the historical trading prices and volumes for the Shares for the 12-month periods ended June 29, 2010 (the last trading day before the announcement of the execution of the Merger Agreement) and January 8, 2010 (the last trading day prior to published reports that the Board was evaluating the Company’s strategic alternatives). In addition, Stone Key analyzed the consideration to be received by holders of the Shares in connection with the Contemplated Transactions in relation to the share price on June 29, 2010; the share price on January 8, 2010; the average share prices for the 30 and 90 trading days ending on each of June 29, 2010 and January 8, 2010; and the high and low share prices for the one-year periods ending on each of June 29, 2010 and January 8, 2010. Stone Key used market prices for the period on and before January 8, 2010 in order to exclude the effect that published reports that the Board was evaluating the Company’s strategic alternatives had on the price of the Shares. The closing share prices and premiums implied by the consideration to be received in the Contemplated Transactions of $34.50 per Share are detailed below.

	Price	Premium

Unaffected Closing Price as of 1/8/2010	$21.46	60.8%
30-Trading Day Average Prior to 1/8/2010	20.78	66.0%
90-Trading Day Average Prior to 1/8/2010	19.84	73.9%
52-Week High as of 1/8/2010	22.89	50.7%
52-Week Low as of 1/8/2010	15.66	120.3%

Closing Price as of 6/29/2010	$24.43	41.2%
30-Trading Day Average Prior to 6/29/2010	24.62	40.1%
90-Trading Day Average Prior to 6/29/2010	25.39	35.9%
52-Week High as of 6/29/2010	27.86	23.8%
52-Week Low as of 6/29/2010	17.00	102.9%

Stone Key’s Valuation Analyses

Discounted Cash Flow Analyses.  Stone Key performed discounted cash flow analyses based on the Company’s projected unlevered after-tax free cash flows and an estimate of its terminal value at the end of the projection horizon.

In performing its discounted cash flow analyses:

•	Stone Key based its discounted cash flow analyses on the fiscal year 2010 through fiscal year 2012 (ending September 30, 2012) projections provided to Stone Key by the Company’s senior management and summary guidance from the Company’s senior management with respect to fiscal year 2013.

•	Stone Key estimated the Company’s weighted average cost of capital to be within a range of 10.0 -11.5% based on, among other factors, (i) a review of the Company’s Bloomberg five-year historical adjusted beta, its Bloomberg two-year historical adjusted beta and its then-current Barra predicted beta as well as similar beta information for the comparable companies, (ii) Stone Key’s estimate of the U.S. equity risk premium, (iii) the Company’s assumed target capital structure on a prospective basis and (iv) Stone Key’s investment banking and capital markets judgment and experience in valuing companies similar to the Company.

•	In calculating the Company’s terminal value for purposes of its discounted cash flow analyses, Stone Key employed both a terminal multiple and perpetual growth methodology. For the terminal multiple methodology, Stone Key used a reference range of terminal enterprise value/calendar year 2010 earnings before interest, taxes, depreciation and amortization, or EBITDA, multiples of 6.0x — 8.0x. Stone Key also calculated the terminal value assuming perpetual growth rates of free cash flow ranging from 2.50% to 3.50%.

•	Stone Key’s discounted cash flow analyses resulted in an overall reference range of $27.21 to $33.39 per share for purposes of valuing the Shares.

•	Stone Key noted that the price of $34.50 per Share in the Contemplated Transactions compared favorably with the aforementioned valuation reference range based on the discounted cash flow analyses.

Precedent Merger and Acquisition Transactions Analysis.  Stone Key reviewed and analyzed certain relevant precedent merger and acquisition transactions during the past several years involving the aerospace and defense industry, specifically focused on the defense electronics and intelligence, surveillance and reconnaissance sectors. In selecting the relevant precedent U.S. merger and acquisition transactions, Stone Key considered a variety of factors, including, among other things, the transaction date, transaction size, transaction terms and target operational characteristics and asset mix.

The following precedent merger and acquisition transactions were considered by Stone Key:

•	General Dynamics’s acquisition of Axsys Technologies — closed September 2, 2009

•	Finmeccanica’s acquisition of DRS Technologies — closed October 22, 2008

•	Cobham PLC’s acquisition of M/A-Com Inc. (Tyco Electronics) — closed September 29, 2008

•	Cobham PLC’s acquisition of SPARTA — closed June 4, 2008

•	ITT Corporation’s acquisition of EDO Corporations— closed December 20, 2007

•	Textron Systems’ acquisition of United Industrial Corporation — closed December 18, 2007

•	Textron Systems’ acquisition of Overwatch Systems — closed December 4, 2006

A summary of Stone Key’s analysis of the precedent merger and acquisition transactions is presented in the tables below:

Selected Precedent M&A Transaction Multiples

	Transaction Enterprise Value/
	Last Twelve Months		Forward
	EBITDA		EBITDA

Precedent M&A Deals:
Mean	10.6	x	10.5	x
Median	11.5		10.9
High	13.3		13.8
Low	6.8		8.0
Boeing/Argon Merger	15.6	x	12.9x

In performing its precedent merger and acquisition transactions analysis:

•	Based on the results of this analysis and on Stone Key’s judgment and expertise, Stone Key selected a Transaction Enterprise Value/forward EBITDA multiple range of 9.0x — 11.0x.

•	Using the reference range of 9.0x — 11.0x the Company’s estimated EBITDA for calendar year 2010, after adding net cash and option proceeds and dividing by the fully diluted shares of Common Stock outstanding, this analysis resulted in an overall reference range of $24.81 to $29.77 per Share for purposes of valuing the Shares.

•	Stone Key noted that the price of $34.50 per Share in the Contemplated Transactions compared favorably with the aforementioned valuation reference range based on the precedent merger and acquisition transactions analysis.

Comparable Company Analysis.  Stone Key compared and analyzed the Company’s historical stock price performance, historical and projected financial performance and valuation metrics against other publicly traded companies in the aerospace and defense industry, specifically focused on the defense electronics and intelligence, surveillance and reconnaissance sectors.

The following publicly traded comparable companies were used in the analysis of the Company and were selected on the basis of their financial and operating metrics including business profile, product/service offerings, customer focus, and geographic concentration:

•	Applied Signal Technology, Inc.

•	Cubic Corporation

•	FLIR Systems, Inc.

•	Harris Corporation

•	Herley Industries, Inc.

•	L-3 Communications Holdings, Inc.

•	Raytheon Company

Stone Key calculated the following trading multiples for the above comparable companies based on Wall Street consensus estimates and the most recent publicly available filings:

Selected Peer Group Trading Multiples

	Enterprise Value/
	EBITDA
	CY 2010E		CY 2011E

Peer: Mean	6.6	x	6.1	x
Median	6.1		5.5
High	9.8		8.8
Low	5.5		5.3
Argon:
Trading Basis	8.9	x	6.5	x
Merger Basis	12.9		9.5

In performing its comparable company analysis:

•	Based on the results of this analysis and on Stone Key’s judgment and expertise, Stone Key selected an Enterprise Value/calendar year 2010E EBITDA multiple range of 6.0x — 8.0x. This range was derived from the companies which Stone Key deemed most representative of the Company’s trading value.

•	Using the reference range of 6.0x — 8.0x the Company’s estimated EBITDA for calendar year 2010, after adding net cash and option proceeds and dividing by the fully diluted shares of Common Stock outstanding, this analysis resulted in an overall reference range of $17.23 to $22.33 per share (without having assumed any acquisition premium) for purposes of valuing the Shares.

•	Stone Key noted that although instructive, the comparable companies analysis was not given substantial weight in its overall analysis because of differences between the Company and the companies to which it was being compared with respect to financial and operating characteristics and other factors. The differences include, among other factors, that the comparable companies only compete in a small sub-segment of the Company’s markets and that many have additional substantial lines of business with widely varying operating and growth characteristics. For these reasons, it is difficult to directly compare the Company to other companies.

Other Considerations

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial and valuation analyses and the application of those methods to the particular circumstances involved. A fairness opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would in the view of Stone Key create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the Stone Key opinion. In arriving at its opinion, Stone Key:

•	based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions, capital markets considerations and industry-specific and company-specific factors;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support the Stone Key opinion;

•	considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor; and

•	arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Stone Key in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company pursuant to the Contemplated Transactions.

Stone Key also noted that:

•	The analyses performed by Stone Key, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•	None of the public companies used in the comparable company analysis described above are identical to the Company, and none of the precedent merger and acquisition transactions used in the precedent transactions analysis described above are identical to the Contemplated Transactions.

•	Accordingly, the analyses of publicly traded comparable companies and precedent merger and acquisition transactions is not mathematical; rather, such analyses involve complex considerations and judgments concerning the differences in financial, operating and capital markets-related characteristics and other factors regarding the companies and precedent merger and acquisition transactions to which the Company and the Contemplated Transactions were compared.

•	The analyses performed by Stone Key do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The type and amount of consideration payable in the Contemplated Transactions were determined through negotiations between the Company and Parent and were approved by the Board. The decision to enter into the Merger Agreement was solely that of the Board. The Stone Key opinion was just one of the many factors taken into consideration by the Board. Consequently, Stone Key’s analyses should not be viewed as determinative of the decision of the Board with respect to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company pursuant to the Contemplated Transactions.

Pursuant to the engagement letter between Stone Key and the Company, dated as of October 14, 2009, the Company has agreed to pay Stone Key a fee totaling approximately $11.3 million, of which $1 million was earned upon signing the Merger Agreement, $1 million was earned upon delivery of its opinion and the remaining portion of which will be payable upon the consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse Stone Key for certain expenses and to indemnify Stone Key against certain liabilities arising out of Stone Key’s engagement. Stone Key may seek to provide Parent and its affiliates with certain investment banking and other services unrelated to the Contemplated Transactions in the future.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Stone Key by the Company in Item 4 (“The Solicitation or Recommendation — Opinion of Argon ST’s Financial Advisor”) is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of the Company with respect to the Offer, the Merger or any of the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), the Company is not undertaking and is not engaged in any negotiations in response to the Offer that (a) relate to a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person or (b) relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iii) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

In addition, pursuant to (and subject to certain limitations provided in) the Merger Agreement, the Company has agreed not to, and has agreed not to permit any of its controlled affiliates to, and has agreed not to authorize or permit any of its or its controlled affiliates’ directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives to, directly or indirectly:

•	solicit, initiate, propose or encourage, or take any other action to knowingly facilitate, any Takeover Proposal (as such term is defined below) or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal;

•	enter into, continue or otherwise participate in any communications or negotiations regarding any Takeover Proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal;

•	furnish to any person or entity any information with respect to any Takeover Proposal or any inquiries or offers or the making of any proposal that could reasonably be expected to lead to a Takeover Proposal; and

•	otherwise knowingly cooperate in any way with any person or entity with respect to any Takeover Proposal or any inquiries or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal.

In addition, neither the Board nor any committee thereof shall:

•	withhold, withdraw (or not continue to make), change, qualify or modify in a manner adverse to Parent or Purchaser, or propose publicly to withhold, withdraw (or not continue to make), change, qualify or modify in a manner adverse to Parent or Purchaser, the recommendation by such Board or any approval or recommendation by any such committee regarding the Merger Agreement, the Offer and the Merger, or approve or recommend, or propose publicly to approve or recommend any Takeover Proposal, or resolve or agree to take any such action;

•	fail to publicly recommend against any Takeover Proposal or fail to publicly reaffirm the recommendation by such Board or any approval or recommendation by any such committee regarding the Merger Agreement, the Offer and the Merger within two business days after Parent so requests;

•	fail to include the recommendation by such Board in the Offer to Purchase and the related letter of transmittal;

•	approve or recommend, or propose publicly to approve, recommend or permit the Company or any of its affiliates to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal (other than a confidentiality agreement in accordance with the provisions of the Merger Agreement); or

•	take any other action or make any other public statement that is inconsistent with the recommendation of such Board (any such action or resolution or agreement to take such action in the foregoing bullets being referred to as an “Adverse Recommendation Change”).

Notwithstanding the foregoing and anything in the Merger Agreement to the contrary, at any time prior to the Offer Closing, the Board may, in response to a Superior Proposal (as such term is defined below), and after determining in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law, (x) affect an Adverse Recommendation Change or (y) cause the Company to terminate the Merger Agreement, provided, concurrently with any such termination, the Company pays to Parent the fee required by the Merger Agreement and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect unless in advance of or concurrently with such termination, the Company pays to Parent the fee required by the Merger Agreement; provided, however, that (1) the Board may not effect such an Adverse Recommendation Change and (2) no termination of the Merger Agreement pursuant to the no shop provisions of the Merger Agreement may be made, in each case unless the Company has complied with all its obligations pursuant to the no shop provisions of the Merger Agreement. No Adverse Recommendation Change or termination of the Merger Agreement pursuant to the no shop provisions of the Merger Agreement may be made unless (A) the Board shall have first provided prior written notice to Parent that it is prepared to (I) effect an Adverse Recommendation Change or (II) terminate the Merger Agreement pursuant to the no shop provisions of the Merger Agreement in response to a Superior Proposal, which notice shall contain a description of the material terms and conditions of such Superior Proposal, together with any information required to be delivered to Parent concurrently therewith pursuant to the no shop provisions of the Merger Agreement and (B) Parent does not make, within three Business Days after the receipt of such notice, a proposal that would, in the reasonable good faith judgment of the Board (after consultation with its outside legal counsel and financial advisor), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal.

As used herein and in the Merger Agreement, the term “Takeover Proposal” means any proposal, inquiry or offer (whether or not in writing) from any person (other than Parent or the Purchaser or any of their affiliates) with respect to, in a single transaction or series of transactions, any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of the Company or otherwise), of any business or asset or assets of the Company or any of its subsidiaries representing 15% or more of the consolidated net income, revenues or assets (whether determined by reference to book value or fair market value) of the Company and its subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) or any interest in such securities representing 15% or more of the outstanding Shares or of the voting power of the Company’s capital stock, (iv) transaction in which any person (or the stockholders of any person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Shares or of the voting power of the Company’s capital stock or (v) combination of the foregoing.

As used herein and in the Merger Agreement, the term “Superior Proposal” means any binding bona fide written offer, which was not solicited after the date of the Merger Agreement and did not result from a breach of the no shop provisions of the Merger Agreement, made by any person (other than Parent or Purchaser or any of their affiliates) that, if consummated, would result in such person (or in the case of a direct merger between such person and the Company, the stockholders of such person) acquiring, directly or indirectly, more than 50% of the outstanding Shares or of the voting power of the Company’s capital stock or all or substantially all the assets of the Company and its subsidiaries, taken as a whole, and which offer the Board reasonably determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) (i) provides a higher value from a financial point of view to all of the stockholders of the Company than the consideration payable in the Offer and the Merger (taking into account all of the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Offer or the Merger Agreement proposed by Parent in response to such Superior Proposal or otherwise)) and (ii) is reasonably likely to be completed in a timely fashion, taking into account the conditionality and likelihood of consummation and all financial, legal, regulatory and other aspects of such proposal.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement on Schedule 14f-1 attached as Annex I is being furnished in connection with the possible designation by Parent of certain persons to be appointed to the Company’s Board. Such persons, if appointed, may constitute a majority of the Company’s Board.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, the Company has granted Purchaser an irrevocable one-time option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and its subsidiaries at the time of the exercise of the Top-Up Option, shall constitute one more Share than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares calculated on a fully-diluted basis. The Top-Up Option is exercisable only one time and only for a number of Shares that would not exceed the number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The obligation of the Company to issue Top-Up Shares is subject to compliance with all applicable regulatory and stock exchange requirements (other than any stock exchange requirement to obtain a vote of stockholders). The Top-Up Option may be exercised at any one time following the Completion of the Offer and prior to the earlier to occur of the Completion of the Merger and the termination of the Merger Agreement. The exercise price for the Top-Up Option may be paid by Purchaser by delivery of a non-negotiable and non-transferable promissory note, secured by the Top-Up Shares and bearing compounding interest at 5% per annum, with principal and interest due one year after the purchase of the Top-Up Shares, and prepayable in whole or in part without premium or penalty.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has passed resolutions exempting the transactions contemplated by the Merger Agreement from Section 203 of the DGCL and therefore Section 203 of the DGCL will not apply to Parent or the Purchaser or with respect to or as a result of the Offer, the Merger or the Contemplated Transactions.

Vote Required to Adopt the Merger Agreement

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, including the issuance of Shares upon exercise of the Top-Up Option, at least 90% of the outstanding shares of Company Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s other stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Company Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock will be required under the DGCL to adopt the Merger Agreement and effect the Merger. After the purchase of the shares of Company Common Stock by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding shares of Company Common Stock and will be able to adopt the Merger Agreement and effect the Merger without the affirmative vote of any other stockholder of the Company.

Antitrust

Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ‘‘HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to Parent’s and Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Parent and the Company file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. The Company expects to file a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on July 8, 2010. Parent expects to file a Premerger Notification and Report Form with the FTC and Antitrust Division for review in connection with the Offer on July 8, 2010. The initial waiting period applicable to the purchase of Shares is expected to expire on or about July 23, 2010, prior to the initial expiration date of the Offer, unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Parent prior to that time. If, before the expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, Parent or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to adopt the Merger Agreement, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME.  THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Certain Litigation

On July 2, 2010, Deidre Noelle Sullivan, alleging herself to be a stockholder of the Company, filed a purported stockholder class action complaint in the United States District Court for the Eastern District of Virginia, captioned Sullivan v. Argon ST, Inc., et al. (the “Sullivan Complaint”), in connection with the Offer and the Merger. The complaint names as defendants the Company and the members of the Board. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s shareholders in connection with the sale of the Company and that the Company aided and abetted the breach of fiduciary duty. The suit seeks equitable relief, including an injunction against the Offer and the Merger and also seeks the costs of the action, including attorneys’ fees, experts’ fees and other costs. The foregoing summary of the Sullivan Complaint does not purport to be complete and is qualified in its entirety by reference to the Sullivan Complaint, which is filed as Exhibit (a)(15) to this Schedule 14D-9. The Company believes the allegations are without merit and intends to defend vigorously the action.

Financial Forecasts

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates.

However, in connection with the due diligence review of the Company by Parent, Bidder A and Bidder B, the Company provided each of the bidders on June 23, 2010 with non-public internal financial forecasts regarding its anticipated future operations for the balance of the fiscal year ended September 30, 2010 and the two fiscal years ended September 30, 2011 and September 30, 2012, respectively, copies of which were also provided to Stone Key. The forecasts identified above are referred to collectively as the “Internal Financial Forecasts.” Summaries of the Internal Financial Forecasts are set forth below.

The Internal Financial Forecasts were not prepared with a view toward public disclosure. Rather, the Internal Financial Forecasts were prepared by the Company’s management solely for internal management purposes, the bidders’ review in connection with their due diligence investigations and Stone Key’s use in connection with its opinion regarding the Offer and the Merger. The Internal Financial Forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by the Company’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto. There is no guarantee that the Internal Financial Forecasts would be realized, or that the assumptions upon which they are based will prove to be correct. In addition, the Internal Financial Forecasts did not include certain potential downward revisions that may occur due to ongoing customer contract matters that were disclosed to each of the bidders. Further, the Internal Financial Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. The Company’s stockholders are cautioned not to place undue reliance on the Internal Financial Forecasts included in this Schedule 14D-9. The

Internal Financial Forecasts are being included in this Schedule 14D-9 not to influence your decision whether to tender your shares in the Offer, but rather because they were made available by the Company to Parent, Bidder A, Bidder B and Stone Key.

The Internal Financial Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the risks and uncertainties identified in the reports filed by the Company with the SEC (including the Company’s Form 10-K for the fiscal year ended September 30, 2009). Some of these specific risks, although not all, are: general economic, business and political conditions nationally and internationally, including federal budgetary priorities; the market for the Company’s products and services; changes in the U.S. federal government procurement laws, regulations, and policies; the number, length and type of contracts and task orders awarded to the Company by its commercial and governmental customers; difficulties in developing and producing operationally advanced technology systems; the cost and availability of office and laboratory space; the timing and customer acceptance of contract deliverables; the Company’s ability to attract and retain qualified personnel, including personnel with appropriate security clearances; charges from any future impairment reviews; the future impact of any acquisitions or divestitures the Company may make, including any outcome of our exploration of strategic alternatives; the competitive environment for information technology products and services; availability of cash or capital; the Company’s exploration of strategic alternatives; and other factors affecting the Company’s business that are beyond its control. The Internal Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change. Since the Internal Financial Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. The Internal Financial Forecasts should be read together with the historical financial statements of the Company included in its Form 10-K for the fiscal year ended September 30, 2009.

Accordingly, there can be no assurance that the projections contained in the Internal Financial Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Internal Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Parent or Purchaser or their affiliates, advisors or representatives considered or consider the Internal Financial Forecasts to be a reliable prediction of future events, and the Internal Financial Forecasts should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Internal Financial Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Internal Financial Forecasts to reflect circumstances existing after the date the Internal Financial Forecasts were prepared or to reflect events, even in the event that any or all of the assumptions underlying the projections contained in the Internal Financial Forecasts are shown to be in error. The Company has made no representation to Parent or the Purchaser, in the Merger Agreement or otherwise, concerning the Internal Financial Forecasts.

The Internal Financial Forecasts include a non-GAAP financial measure, Adjusted EBITDA. The Company believes that Adjusted EBITDA provides important information about the operating trends of the Company. Adjusted EBITDA excludes certain non-cash expenses, such as stock-based compensation expense, and other expenses that the Company does not believe are reflective of ongoing operating results. The Company uses Adjusted EBITDA to evaluate performance of its business operations. This non-GAAP measure is not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. Adjusted EBITDA is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

These projections include the following:

	Fiscal Year Ending
	September 30,
	2010E	2011E	2012E
	(Dollars in millions)

Backlog	$301.5	$381.5	$571.5
Bookings	$420.0	$587.0	$790.0
Revenue	$350.0	$490.0	$600.0
Operating Income	$37.0	$59.5	$76.6
Adjusted EBITDA	$54.4	$77.8	$95.4

Cautionary Note Regarding Forward-Looking Statements.

Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the Contemplated Transactions, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on the Company’s current expectations, and those made at other times will be based on the Company’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, operating losses and fluctuations in operating results, capital requirements, regulatory review and other risks detailed from time to time in the Company’s SEC reports, including its Annual Report on Form 10-K for the year ended September 30, 2009. The Company disclaims any intent or obligation to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit
No.	Description

(a)(1)	Offer to Purchase, dated July 8, 2010.*
(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(3)	Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)	Form of Summary Advertisement as published in The Wall Street Journal on July 8, 2010.*
(a)(7)	Press Release issued by Parent, dated July 8, 2010, announcing the commencement of the Offer.*
(a)(8)	Letter to stockholders of the Company, dated July 8, 2010.
(a)(9)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).
(a)(10)	Opinion of Stone Key Partners LLC to the Board, dated June 29, 2010 (included as Annex II hereto).
(a)(11)	Press release issued by the Company on June 30, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on June 30, 2010).
(a)(12)	Press release issued by Parent on June 30, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on June 30, 2010).
(a)(13)	Presentation to Argon employees (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by the Company on June 30, 2010).

Exhibit
No.	Description

(a)(14)	Frequently Asked Questions Regarding the Tender Offer Process, provided to employees of the Company, July 7, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by the Company on July 7, 2010).
(a)(15)	Complaint filed in the United States District Court for the Eastern District of Virginia, captioned Sullivan v. Argon ST, Inc., et al.
(e)(1)	Agreement and Plan of Merger, dated as of June 30, 2010, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 30, 2010).
(e)(2)	Tender and Voting Agreement, dated as of June 30, 2010, by and among Parent, Purchaser and Terry L. Collins (and certain affiliates) (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on June 30, 2010).
(e)(3)	Tender and Voting Agreement, dated as of June 30, 2010, by and among Parent, Purchaser and Victor F. Sellier (and certain affiliates).
(e)(4)	Tender and Voting Agreement, dated as of June 30, 2010, by and among Parent, Purchaser and Thomas E. Murdock (and certain affiliates).

*	Incorporated by reference to the Schedule TO filed by Purchaser and Parent on July 8, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARGON ST, INC.

By:	/s/ Terry L. Collins
Name:     Terry L. Collins

Title:	Chairman and Chief Executive Officer

Dated: July 8, 2010

Annex I

ARGON ST, INC.
12701 FAIR LAKES CIRCLE, SUITE 800
FAIRFAX, VIRGINIA 22033

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about July 8, 2010 to holders of record of common stock, par value $.01 per share, of Argon ST, Inc., a Delaware corporation (“Argon ST” or the “Company”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Argon ST with respect to the tender offer by Vortex Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of The Boeing Company, a Delaware corporation (“Parent”), for all of the issued and outstanding shares of common stock, par value $.01 per share, of Argon ST (“Shares”). You are receiving this Information Statement in connection with the possible election of persons designated by Parent to the Argon ST Board of Directors (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of June 30, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and Argon ST.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on July 8, 2010 to purchase all of the issued and outstanding Shares that are not already owned by Parent and its subsidiaries at a price of $34.50 per Share (the “Offer Price”), net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 8, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on August 4, 2010, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders of Argon ST and are filed as exhibits to the Schedule 14D-9 filed by Argon ST with the Securities and Exchange Commission (the “SEC”) on July 8, 2010.

The Merger Agreement provides that, upon acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, Parent shall be entitled to designate, from time to time, to serve on the Board, such number of directors as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by Parent and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to (B) the number of Shares then outstanding. Argon ST has agreed to take, upon Parent’s request, all action requested by Parent necessary to cause Parent’s designees to be elected or appointed to the Board, including obtaining resignations of incumbent directors and increasing the size of the Board. As a result, Parent will have the ability to designate a majority of the Board following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to the Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent’s designees has been furnished to Argon ST by Parent, and Argon ST assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, Parent has informed the Company that such designees will be selected from the list of potential designees provided below (the “Potential Designees”), and that the Potential Designees have consented to serve as director of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Potential Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that, to its knowledge, none of the Potential Designees has any family relationship with any current director, executive officer, or key employee of the Company.

It is expected that Parent’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than August 5, 2010, and that, upon assuming office, Parent’s designees are expected to constitute at least a majority of the Board of Argon ST. It is currently not known which of the current directors of Argon ST would resign, if any.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is care of The Boeing Company, 100 North Riverside Plaza, Chicago, Illinois 60606, (312) 544-2000 and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History

Dennis A. Muilenburg	46	Mr. Muilenberg has served as President and Chief Executive Officer of Boeing Defense, Space & Security since September 2009. Prior to his current position, Mr. Muilenburg held a progression of program management and engineering positions at Boeing, including President of Global Services & Support from February 2008 until August 2009, Vice President and General Manager of Combat Systems from May 2006 until February 2008 and Vice President and Program Manager for Future Combat Systems from 2003 until May 2006.
Randall R. Simons	56	Mr. Simons has served as Vice President and Chief Financial Officer of Boeing Defense, Space & Security since July 2002. Prior to his current position, Mr. Simons was Vice President and General Manager of Business Management and Chief Financial Officer for Boeing’s Military Aircraft and Missile Systems division from March 2001 until July 2002.
Roger A. Krone	53	Mr. Krone has served as President of Boeing Network & Space Systems since January 2006. Prior to his current position, Mr. Krone served as Boeing’s Vice President of Strategic Programs from November 2002 until December 2005.

Name	Age	Principal Occupation and Five-Year Employment History

Craig A. Saddler	50	Mr. Saddler has served as Vice President of Finance and Chief Financial Officer of Boeing Network & Space Systems since March 2009. Prior to his current position, Mr. Saddler served as Vice President, International and President of Boeing Australia from January 2007 until March 2009 and as Vice President of Business for the 787 Program at Boeing Commercial Airplanes from January 2003 until January 2007.
D. Christopher Raymond	46	Mr. Raymond has served as Vice President of Business Development for Boeing Defense, Space & Security since March 2006. Prior to his current position, Mr. Raymond served as Vice President in Boeing’s Air Force Systems group from April 2005 until February 2006.
Jeffrey Trauberman	56	Mr. Trauberman has served as Vice President of Business Development for Boeing Network & Space Systems since May 2007. Prior to his current position, Mr. Trauberman served as Vice President of Business Development for Space & Intelligence Systems from December 2005 until May 2007 and as Director of Business Development for Missile Defense Systems from June 2005 until December 2005.
G. William Bonadio	43	Mr. Bonadio has served as Vice President of Strategic Development for Boeing Defense, Space & Security since September 2006. Prior to joining Boeing, Mr. Bonadio was Director of Corporate Strategic Development for Danaher Corporation from January 2006 until September 2006 and was Vice President Business Development for Danaher Tool Group from September 2004 until January 2006.
Joseph T. Lower	43	Mr. Lower has served as Vice President of Corporate and Strategic Development for The Boeing Company since October 2009. Prior to his current position, Mr. Lower served as Vice President Corporate and Strategic Development from May 2002 until September 2009.
John M. Meersman	46	Mr. Meersman has served as Senior Director of Corporate and Strategic Development for Boeing Defense, Space & Security since January 2007. Prior to his current position, Mr. Meersman served as Senior Director of Corporate Development from March 2005 until January 2007.

CERTAIN INFORMATION CONCERNING ARGON ST

The authorized capital stock of Argon ST consists of 100,000,000 Shares, par value $.01 per Share. As of July 6, 2010, a total of 22,076,636 Shares were issued and outstanding of which 75,321 Shares were subject to vesting. The Shares constitute the only class of securities of Argon ST that is entitled to vote at a meeting of the stockholders of Argon ST. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The names of the current Argon ST directors and executive officers and their ages as of July 7, 2010 are as follows:

			Director of
Name	Age	Position(s)	Company Since(1)

Terry L. Collins	64	Director and Chief Executive Officer	2004
S. Kent Rockwell	65	Director	1987
Victor F. Sellier	61	Director	2004
Thomas E. Murdock	67	Director	2004
David C. Karlgaard	63	Director	2004
Peter A. Marino	68	Director	2004
Robert McCashin	63	Director	2004
John Irvin	56	Director	2000
Lloyd A. Semple	71	Director	2003
Maureen Baginski	55	Director	2006
Delores M. Etter	63	Director	2004 (2)
Kerry M. Rowe	50	President and Chief Operating Officer
Aaron N. Daniels	48	Vice President and Chief Financial Officer

(1)	Reflects the year first elected or appointed to the Board of Directors of the Company or the Board of Directors of a predecessor of the Company.

(2)	Dr. Etter resigned from the Board in November 2005 due to her appointment as Assistant Secretary of the Navy, Development and Acquisition. Dr. Etter was reappointed to the Board in May 2008, after she left her government position.

Each of the Company’s officers is elected to hold office until his or her successor is chosen or qualified, subject to his or her earlier resignation or removal. Biographical information concerning the directors and executive officers is set forth below:

Terry L. Collins, Ph.D. is the Chairman of the Board and Chief Executive Officer of the Company. Dr. Collins has been a Director of the Company since September 2004. Dr. Collins was one of the three original founders of Argon Engineering Associates, Inc., (Argon Engineering) in 1997. Dr. Collins served as Chairman of the Board and Chief Executive Officer of Argon Engineering from its inception until the merger with Sensytech in September 2004. From 1995 until 1997 he was the General Manager of the Falls Church division of Raytheon E-Systems. From 1989 until 1995 Dr. Collins was President of Engineering Research Associates, a wholly owned subsidiary of E-Systems Corporation. Dr. Collins served as the senior member of the engineering management team at Engineering Research Associates from 1979 until its acquisition by E-Systems Corporation in 1989.

S. Kent Rockwell has been a Director of the Company since 1987 and served as an executive officer of the Company and its predecessor, Sensytech, from 2000 to 2007. Mr. Rockwell is former Chairman of the Board, Chief Executive Officer, and President of Astrotech International Corporation, where he served from 1986 to 1997. Mr. Rockwell has served as Chairman of Rockwell Forest Products, Inc. since 1983, Appalachian Timber Services, Inc. since 1988, and Chairman and President of Rockwell Venture Capital, Inc. since 1983. Mr. Rockwell previously served on the board of Rockwell International, Inc. from 1973 to 1983.

Victor F. Sellier has been a Director of the Company since September 2004. Mr. Sellier is the former Executive Vice President and Secretary of the Company. Mr. Sellier was one of the three original founders of Argon Engineering in 1997. Mr. Sellier served as Chief Financial Officer, Secretary, and Vice President of Argon Engineering from its inception until the merger with Sensytech in September 2004 and served as Chief Financial Officer and Treasurer of the Company from July 2005 to November 2007. From 1995 until 1997 Mr. Sellier was the Vice President and Assistant General Manger of the Falls Church division of Raytheon

E-Systems. From 1989 until 1995 he was the Vice President and Assistant General Manager of Engineering Research Associates, a wholly owned subsidiary of E-Systems Corporation. Mr. Sellier served as the senior financial and administrative manager of Engineering Research Associates from 1979 until its acquisition by E-Systems Corporation in 1989.

Thomas E. Murdock has been a Director of the Company since September 2004 and served as an executive officer of the Company until his retirement in May 2007. Mr. Murdock was one of the three original founders of Argon Engineering in 1997. Mr. Murdock served as a Vice President of Argon Engineering and as a member of the board of directors from its inception until the merger with Sensytech in September 2004. From 1995 to 1997 Mr. Murdock was the Vice President of Electronic Systems of the Falls Church division of Raytheon E-Systems. Mr. Murdock joined Engineering Research Associates in 1987, after completing a 20 year career in the United States Navy, and served as Director of Electronic Systems from 1989 to 1995.

David C. Karlgaard, Ph.D. has been a Director of the Company since September 2004. Dr. Karlgaard served as the Vice-Chairman of the Board of Directors of Nortel Government Solutions, Inc., a wholly owned subsidiary of Nortel Networks Limited from 2005 to 2007. In 1985, Dr. Karlgaard and his two partners founded PEC Solutions, which became a publicly held company in April 2000. In June 2005, Nortel Networks acquired PEC Solutions. He also serves on the Board of Directors of Freedom Bank of Virginia and Rising Edge Technologies, a start-up company focusing on storage solutions. Dr. Karlgaard serves as Chair of the National Advisory Council for the George Washington University School of Engineering and Applied Sciences.

Peter A. Marino has been a Director of the Company since September 2004 and currently serves as Lead Independent Director and as such serves as Chairman of the Independent Directors Committee. Mr. Marino has been a private consultant for government agencies and the defense and intelligence industry since 1999. From 1996 to 1999, he was the President and Chief Executive Officer of Firearms Training Systems, Inc., a publicly-held provider of software and hardware simulation training systems for military, law enforcement and security forces. From 1991 to 1996, Mr. Marino served as Senior Vice President of E-Systems Corporation, which was acquired by Raytheon in 1995. Mr. Marino previously served as President and Chief Operating Officer of Fairchild Industries and prior to such service was President and Chief Operating Officer of Lockheed Electronics Co., Inc. Previous to his service at Lockheed, he held various positions at the Central Intelligence Agency, including Director of the Office of Technical Services. Mr. Marino currently serves on several government advisory organizations, and is the Chairman, National Geospatial Intelligence Agency Advisory Board, co-chairman of the Director of Central Intelligence’s Senior Advisory Group and a member of the Defense Science Board Task Force on Intelligence for Homeland Defense.

Robert McCashin has been a Director of the Company since September 2004 and currently serves as Chairman of the Compensation/Stock Option Committee. Mr. McCashin was the Chairman of the Board of Identix Incorporated, a leading provider of multi-biometric security products, from January 2001 to February 2004. From October 2000 until the merger of Identix with Visionics Corporation in June 2002, Mr. McCashin also served as the Chief Executive Officer of Identix. Prior to joining Identix, Mr. McCashin held various executive positions at Electronic Data Systems Corporation (EDS), a leading global services company, which he joined in 1971. From 1997 to 1999, Mr. McCashin served as Chief Executive Officer and President of Centrobe, a wholly owned subsidiary of EDS, and one of the world’s largest providers of enterprise customer management solutions. Prior to that time, Mr. McCashin held the position of Group Executive, Global Energy from 1995 to 1997, Group Executive, Southern Europe from 1992 to 1995, Group Executive, Federal Government Group from 1989 to 1992 and Division President, Federal Government Group from 1988 to 1989, each within EDS. Mr. McCashin began his career at EDS in systems engineering.

John Irvin, CPA has been a Director of the Company since 2000 and currently serves as the Chairman of the Audit Committee. Mr. Irvin is President of PartnersFinancial, a leading national life insurance producer group owned by National Financial Partners Corp. (NFP), a publicly traded (NYSE) diversified financial services firm. With over thirty years of experience in the financial services industry, Mr. Irvin previously served as Chairman and CEO of Innovative Benefits Consulting, Inc. (IBC), a life insurance consulting firm and wholly owned subsidiary of NFP. Mr. Irvin was formerly Partner and Co-Founder of Mid Atlantic Capital Group and president of Mid Atlantic Insurance Corporation, a wholly owned subsidiary. Before that, Mr. Irvin managed John Irvin & Company, a certified public accounting firm. Mr. Irvin began his career specializing in individual taxation, financial planning, estate planning and trust services while in the tax department of the international accounting firm of Arthur Andersen & Company. Mr. Irvin is a representative of the life insurance industry and a frequent speaker and consultant for public and private organizations. Mr. Irvin holds a bachelor’s degree from Lehigh University with an accounting major.

Lloyd A. Semple has been a Director of the Company since 2003 and currently serves as Chairman of the Corporate Governance and Nominating Committee. On June 30, 2004, he retired as a member of Dykema Gossett PLLC, a Detroit based law firm consisting of 410 lawyers. Mr. Semple served as the firm’s Chairman and Chief Executive Officer from 1995 to 2002, and previously he served on the firm’s executive committee and as the leader of the Corporate and Finance Practice Group. Mr. Semple had been with Dykema Gossett since 1964. In April 2009, Mr. Semple accepted an appointment as Dean and professor of law at University of Detroit Mercy School of Law where he has been a professor of law teaching courses on corporate governance and Director responsibilities since July 2004. Mr. Semple has served on boards of directors of several public and privately held companies, and from 1997 to 2002, served as the Chairman of the Board of the Detroit Medical Center Corporation, a seven hospital integrated health delivery system located in southeast Michigan.

Maureen Baginski has been a Director of the Company since October 2006. Beginning in December 2009, Ms. Baginski is Vice President Intelligence Services and Senior National Security Advisor Serco, Inc. From October 2006 through October 2009, Ms. Baginski served as President National Security Sector Sparta, Inc. From 2003 to 2005 Ms. Baginski served as the FBI’s Executive Assistant Director for Intelligence where she was responsible for establishing and managing the FBI’s first-ever intelligence program, including technology acquisition and workforce development. From 1979 to 2005, Ms. Baginski served at the National Security Agency, where she held a variety of positions, including lead analyst for the Soviet Union, Executive Assistant to the Director, Chief Policy and Customer Support, Chief Office of the Director, Assistant Deputy Director for Technology, and SIGINT Director. Ms. Baginski is the Recipient of two Presidential Rank Awards, two Director of Central Intelligence National Achievement Medals, the Director of Military Intelligence’s Leadership Award, and National Security Association’s Exceptional Civilian Service Award. In addition, Ms. Baginski was the first-ever Recipient of NSA’s Outstanding Leadership Award, an award voted on and bestowed by the NSA workforce. Ms. Baginski holds a BA and MA in Slavic Languages and Linguistics from the University of Albany. In December 2005, Ms. Baginski received an honorary Doctorate of Humane Letters from the University of Albany for her service to the nation.

Delores M. Etter, Ph.D. has been a Director of the Company since May 2008. Dr. Etter served as a Director of the Company from September 2004 until November 2005, and was reappointed to the Board in May 2008. Dr. Etter has been a member of the electrical engineering faculty for Southern Methodist University in Dallas Texas since June 2008. From November 2005 to November 2007, Dr. Etter served as the Assistant Secretary of the U.S. Navy for Research, Development and Acquisition. Dr. Etter was a member of the Electrical Engineering faculty at the United States Naval Academy, as the first recipient of the Office of Naval Research Distinguished Chair in Science and Technology, from 2001 to November 2005, and again from November 2007 to June 2008, after leaving her government position. From June 1998 through July 2001, Dr. Etter served as the Deputy Under Secretary of Defense for Science and Technology. From 1990 to 1998, Dr. Etter was a Professor of Electrical and Computer Engineering at the University of Colorado, Boulder. During 1979 to 1989, Dr. Etter was a faculty member in the Department of Electrical and Computer Engineering at the University of New Mexico. Dr. Etter is a member of the National Academy of Engineering, and a former member of the National Science Board and the Defense Science Board. She is a Fellow of the Institute of Electrical and Electronic Engineers (IEEE), the American Association for the Advancement of Science (AAAS), and the American Society for Engineering Education (ASEE). She is also a member of the Board of Directors for the LORD Corporation and two not-for-profit organizations: the Charles Stark Draper Laboratory, Inc., and Analytical Services, Inc.

Kerry M. Rowe is the President and Chief Operating Officer of the Company. Mr. Rowe joined Argon Engineering in 2000 and prior to the merger with Sensytech served as Vice President of Argon Engineering’s C4ISR division, responsible for airborne and subsurface tactical communications intelligence programs. Mr. Rowe was promoted to the position of Executive Vice President and Chief Operating Officer in August

2006 and then President and Chief Operating Officer of Argon ST in January 2009. Mr. Rowe joined E-Systems Corporation in 1984 and progressed to the position of Vice President for Remote Systems in the successor organization, Raytheon C3I (Falls Church). In this capacity, he was responsible for acquisition and management of Raytheon’s programs developing the technology for the ground elements and payloads for manned and unmanned platforms.

Aaron N. Daniels is the Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Daniels served as the Company’s Chief Accounting Officer from August 2006 to November 2007. He became the Chief Financial Officer of the Company in November 2007. From 2000 to 2006, Mr. Daniels held various senior finance positions at Inphonic, Inc. including Senior Vice President and Corporate Treasurer. Prior to Inphonic, he held progressively more senior financial management roles with large public companies in the Washington, D.C. metropolitan area, as well as serving two years with PricewaterhouseCoopers. Mr. Daniels is a Certified Public Accountant.

The Board of Directors has determined that all of the members of the Board are “independent directors” as defined in NASDAQ Marketplace Rule 5605(a)(2), except Dr. Collins, Mr. Sellier, Mr. Murdock and Mr. Rockwell. The Board has adopted a code of ethics applicable to all directors, officers and employees of the Company. A copy of the code is posted on the Company’s website, www.argonst.com, under Investor Relations/Governance.

There are no material proceedings in which any director or executive officer of Argon ST is a party adverse to Argon ST or any of its subsidiaries or has a material interest adverse to Argon ST or any of its subsidiaries.

There are no family relationships among the directors and executive officers of Argon ST.

CORPORATE GOVERNANCE

Governance Information

Corporate Governance Guidelines

The Board operates pursuant to the Company’s Corporate Governance Guidelines, which address the composition and operation of the Board and include policies regarding Board composition, elections, vacancies, majority voting, compensation and retirement, among other matters. These guidelines can be viewed from Argon ST’s website at www.argonst.com/docs/our_corporate_governance_guidelines.pdf and can be obtained, upon request, from Argon ST.

Lead Independent Director

Argon ST’s Corporate Governance Guidelines provide that the Board shall elect a “Lead Independent Director” annually to preside over executive sessions of independent directors, to facilitate information flow and communication between the directors and the Chairman of the Board, to review the agenda of Board meetings prior to circulation and to perform such other duties specified by the Board. Accordingly, the Board elected Mr. Marino to serve as Lead Independent Director.

Stockholder Nominations

It is the policy of the Corporate Governance and Nominating Committee to consider potential director candidates submitted by stockholders. Director candidates suggested by stockholders will be evaluated as would suggestions for director nominees made by management or then-current directors. In general, the Corporate Governance and Nominating Committee looks for candidates for director nominees whom it feels can work well with the existing directors and make a significant contribution to the success of the Company.

Stockholders suggesting director nominees should send information about the proposed nominee to the Chairman of the Corporate Governance and Nominating Committee at the Company’s address included on the first page of this Information Statement. This information should include a signed statement by the proposed nominee that he or she is willing to serve as a director of the Company and any information that the stockholder feels will fully inform the Board about the proposed nominee and his or her qualifications. The committee may request further information from the proposed nominee. Persons nominating individuals for the Board should strongly consider whether the candidate is independent under the applicable NASDAQ rules, as the Company is required under those rules to have a majority of independent directors on the Board, and certain committees must be comprised solely of independent directors. Further, because of the nature of the Company’s business, proposed nominees may be required to obtain appropriate security clearances from the federal government before they can be formally nominated. Under federal securities law and the NASDAQ rules, some of the directors must have certain levels of expertise in understanding financial statements and reports. Finally, from time to time, the Board may determine that it needs a Director with a particular expertise and will actively recruit such a director candidate. When, if ever, this may occur, and what expertise the Board may feel it needs a director candidate to have in the future, cannot be determined at this time.

The committee considers potential director nominees who are recommended by management, by then-serving directors or by others whose judgment the committee respects. The process for evaluating these recommendations is the same as described above for nominees submitted by stockholders.

Stockholder Communications with the Board

The Company has a process for stockholders who wish to communicate with the Board of Directors. Stockholders who wish to communicate with the Board may write to it at the Company’s address given above. These communications will be reviewed by one or more employees of the Company designated by the Board, who will determine whether they should be presented to the Board. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications. The screening procedures have been approved by a majority of the independent Directors of the Board.

Committees and Meetings

The Board has an Audit Committee, a Corporate Governance and Nominating Committee, a Compensation/Stock Option Committee and an Independent Directors Committee. During the last fiscal year, the Board of the Company met six times. The Audit Committee met four times, the Corporate Governance and Nominating Committee met three times, the Compensation/Stock Option Committee met six times and the Independent Directors Committee met twice. In the last fiscal year, all of the directors attended 75 percent or more of the aggregate number of meetings of the Board and committees on which he or she served.

The Board has a policy that all directors should attend the annual meeting of stockholders, unless there are extenuating circumstances. All but one of the directors of the Company serving at that time attended the 2009 annual meeting of stockholders.

Audit Committee

The members of the Audit Committee are Messrs. Irvin and McCashin and Dr. Karlgaard, and Mr. Irvin is chairman of the committee. Each of the members of the Audit Committee is deemed to be independent under NASDAQ Marketplace Rule 5605(a)(2). The Board has determined that Mr. Irvin qualifies as an audit committee financial expert, as that term is defined in Item 407(d) of Regulation S-K of the Securities Act of 1933, and that he is independent as defined in NASDAQ Marketplace Rule 5605(a)(2). The Board has adopted a written Audit Committee charter. A copy of the Audit Committee charter is posted on the Company’s website, www.argonst.com.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm for each fiscal year. The Audit Committee reviews with the independent registered public accounting firm the scope and results of the audit engagement; after discussion with management and the independent registered public accounting firm, recommends to the Board to include the audited financial statements in the Annual Report; and reviews any non-audit services to be performed by the independent registered public accounting firm. The Audit Committee also examines the scope and results of the Company’s procedures, the adequacy of its system of internal accounting and financial controls, and evaluates the independence of the independent registered public accounting firm and their fees for services. The Audit Committee is able to hire independent counsel and other advisors, if it deems it necessary. The Audit Committee also has the responsibility to establish procedures, and has established procedures, for complaints from employees of the Company regarding accounting, internal accounting controls or auditing.

The Audit Committee has adopted policies governing its pre-approval of all audit services to be provided by the independent registered public accounting firm. The committee has also adopted policies governing its pre-approval of all permitted non-audit services, if any, to be provided by the independent registered public accounting firm. Under these policies, the Company cannot hire an independent registered public accounting firm to provide any audit or non-audit services to the Company without the prior approval of the Audit Committee. In each instance the committee policies and procedures require it to review the proposed service as to scope and reasonableness, the cost thereof, and whether performance of the service would adversely affect the independent registered public accounting firm’s independence.

Finally, the Audit Committee reviews and approves on an ongoing basis all related party transactions which would need to be disclosed in this Information Statement under the rules set forth by the SEC for potential conflict of interest situations.

Compensation/Stock Option Committee

The members of the Compensation/Stock Option Committee are Messrs. Marino, McCashin, and Semple, Ms. Baginski and Dr. Etter, and Mr. McCashin is chair of the Committee. Each of the members of the committee is independent as defined in NASDAQ Marketplace Rule 5605(a)(2). The Compensation/Stock Option Committee is responsible for reviewing the performance of, and deciding salaries and other compensation arrangements for, the Named Executive Officers of the Company, as well as reviewing bonus, pension and other compensation plans prepared by management for consideration by the Board, and performing such other functions as may be delegated to it under the provisions of any bonus, equity incentive, pension or other compensation plan adopted by the Company. A copy of the committee’s charter is available on the Company’s website at www.argonst.com.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee members are Messrs. Marino, McCashin and Semple, Ms. Baginski and Dr. Etter, all of whom are considered independent under the rules of NASDAQ, and Mr. Semple is chair of the committee. Among other matters, the committee reviews and recommends to Board potential director candidates and considers stockholders’ suggestions for Director nominees. A copy of the committee’s charter is available on the Company’s website at www.argonst.com.

Independent Directors Committee

The Independent Directors Committee members are the Lead Independent Director, currently Mr. Marino, and those members of the Board who are both (i) independent under the rules of NASDAQ and (ii) chair of a committee of the Board, other than the Independent Directors Committee. The current members therefore are Messrs. Marino, Irvin, McCashin and Semple. Mr. Marino is Chairman of the Independent Directors Committee. The Independent Directors Committee meets from time to time as requested by the Chair to advise the Lead Independent Director on the discharge of his or her duties and to address any issues presented by the Lead Independent Director. A copy of the committee’s charter is available on the Company’s website at www.argonst.com.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation/Stock Option Committee during fiscal 2009 was, during such fiscal year or prior thereto, an officer or employee of the Company or any of its subsidiaries. During fiscal 2009, no executive officer of the Company served as a director or member of the compensation committee (or other board committee performing similar functions, or in the absence of such committee, the entire board of directors) of another entity, one of whose executive officers served as a director or member of the Compensation/Stock Option Committee of the Company.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed the audited financial statements included in the Company’s Annual Report on Form 10-K for its 2009 fiscal year with management. It has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards (SAS) 61, as it has been modified or supplemented. The committee has received the written disclosure and the letter from the independent registered public accountants pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communication with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant’s independence. Based upon the review and the discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, which Annual Report has been filed with the Securities and Exchange Commission.

Audit Committee

John Irvin, Chairman
David C. Karlgaard
Robert McCashin

COMPENSATION OF DIRECTORS

During fiscal 2009, non-employee directors, other than the Chairmen of the Audit Committee, the Compensation/Stock Option Committee and the Corporate Governance and Nominating Committee, received a cash retainer of $9,000 per quarter. The Chairman of the Audit Committee received $10,250 per quarter and the Chairmen of the Compensation/Stock Option Committee and the Corporate Governance and Nominating Committee received $10,000 per quarter. Additionally, the Lead Independent Director received $2,500 per quarter. In addition, each non-employee director received $1,000 for each Board meeting attended and $1,500 for each committee meeting attended on any day other than the day of a Board meeting. An additional $500 was paid to the Chairman of each committee for each committee meeting attended on any day other than the day of a Board meeting. As provided in the Company’s bylaws and Delaware law, attendance at meetings via teleconference is recognized as in-person attendance.

On December 9, 2008, each non-employee director, other than Mr. Sellier, received a grant of 4,000 restricted stock units of Common Stock. The stock awards vested on December 9, 2009. On December 14, 2009, each non-employee director received a grant of 4,000 restricted stock units of common stock, which would have vested on December 14, 2010.

The following table sets forth information regarding the compensation of the non-employee directors during fiscal 2009. Directors who are also employees of the Company are not separately compensated for their service as directors.

	Fees
	Earned or	Stock
	Paid in	Awards(1)	Options
Non-Employee Director(2)	Cash ($)	($)	Awards ($)	Total ($)

Maureen Baginski	$49,000	$73,680	—	$122,680
Delores M. Etter	$52,000	$73,680	—	$125,680
John Irvin	$56,000	$73,680	—	$129,680
David C. Karlgaard	$49,000	$73,680	—	$122,680
Peter A. Marino	$67,250	$73,680	—	$140,930
Robert McCashin	$63,500	$73,680	—	$137,180
Thomas E. Murdock	$42,000	$73,680	—	$115,680
S. Kent Rockwell	$41,000	$73,680	—	$114,680
Victor F. Sellier(3)	$31,000	$—	—	$31,000
Lloyd A. Semple	$58,000	$73,680	—	$131,680

(1)	The amounts in these columns represent the expense recognized in connection with unvested awards for the fiscal year ended September 30, 2009 and in prior years in accordance with Accounting Standards Codification (ASC) Section 718, Compensation — Stock Compensation. Assumptions used in the calculation of these expenses are described in Note 1 to our audited financial statements for the fiscal year ended September 30, 2009 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 4, 2009. Unlike the amounts reflected in the audited financial statements, these amounts do not reflect an estimated forfeiture rate of such awards as it is assumed that the employee will remain with the Company for the duration of the vesting period of the award. Each of the non-employee Directors, other than Mr. Sellier, received a grant of 4,000 restricted stock units on December 9, 2008 each with a grant date fair value of $18.42, based on the closing price of Company Common Stock on the date of grant.

(2)	As of September 30, 2009, all non-employee directors, with the exception of Mr. Sellier, held 4,000 restricted stock units. Mr. Sellier held no restricted stock units as of September 30, 2009.

(3)	Effective January 11, 2009, Victor F. Sellier retired from his position as Executive Vice President of Argon ST, but remains on the Board as a non-employee director.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary Overview

This section discusses the principles underlying our executive compensation policies and decisions, as well as the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which total compensation is awarded to and earned by our Named Executive Officers (as defined in the Summary Compensation Tables below), and places in perspective the data presented in the tables and narrative that follow.

Executive Compensation Philosophy and Goals

The Company’s executive compensation programs are intended to attract, retain, motivate and reward executive leadership of a caliber and level of experience necessary to achieve the overall business objectives of the Company.

Argon ST strives to align its executive compensation with the Company’s business strategy and management initiatives. In fiscal year 2009, Argon ST’s primary business objective was to grow the business as a leading provider of state-of-the-art C5ISR systems and services across a full range of defense and intelligence platforms. In 2009,

Argon ST achieved a 7.4 percent increase in revenue and 13.4 percent growth in operating income over fiscal year 2008 and a 13.4 percent increase in total earnings before interest, taxes, depreciation and amortization (EBITDA). Argon ST also accomplished record quarterly bookings of $105.0 million in the fourth fiscal quarter.

Argon ST’s executive compensation program is designed to be an integrated, performance-oriented compensation program that balances short and long-term objectives to enhance stockholder value, and that places the total compensation of Company executives within an industry-competitive range of total compensation, based on the magnitude of business operations, strategic accomplishments and the Company’s performance.

Governance of the Process

The Compensation/Stock Option Committee of the Board maintains both a strategic and oversight role in the area of executive compensation. The Compensation/Stock Option Committee directly approves compensation for the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Chief Operating Officer (COO) and other Named Executive Officers, while at the same time steering the development of new executive compensation programs and initiatives. The Compensation/Stock Option Committee also has oversight authority for the Company’s equity incentive programs as well as an advisory role in compensation issues that affect other members of the broader senior leadership team.

External Competitiveness

The Company’s executive compensation package is reviewed annually to ensure that the package is competitive on a national and local basis as well as among peers in the marketplace with whom the Company competes for key technical and executive talent. This internally performed analysis employs (1) national and local surveys produced by compensation consultants such as Radford (an AON Consulting Company), Salary.com, as well as other nationally-recognized survey tools and (2) comparative research targeted towards individual peer companies. Companies that operate in the same or similar market segments and, where possible, are comparable in terms of revenues, number of employees, and market capitalization, or that bear other operational similarities, are selected to represent the peer group. Because the industry in which Argon competes is fairly narrow, comparative data analysis is by definition more tailored and less complex than may be the case in less specialized and more commercial industries. Argon ST used the following companies for its peer group analyses:

•	SI International, Inc.

•	Herley Industries Inc.

•	LMI Aerospace Inc.

•	Stanley, Inc

•	SRA International Inc.

•	Applied Signal Technology Inc.

•	Innovative Solutions and Support Inc.

•	American Science and Engineering Inc.

•	Ladish Company Inc.

•	Cubic Corporation.

Executive Compensation Package Components

Argon ST seeks to offer a comprehensive and straightforward compensation package that includes a mix of compensation vehicles that are linked to the achievement of Argon ST’s compensation philosophy:

•	Base salary;

•	Short-term cash-based incentives;

•	Long-term equity-based incentives; and

•	Health, welfare and retirement benefits program.

Base Salary

Base salary represents that part of an executive’s compensation that is not “at-risk” (i.e., the amount of compensation is not subject to the attainment of certain individual or performance goals.) Base salary is set based upon external factors, including overall survey and peer group analysis, and individual factors, including role, scope of responsibility, technical/leadership skill sets, historical performance (including specific individual leadership accomplishments) and the role or individual’s perceived value in the success of the organization. In general, the 50th percentile of surveyed compensation is targeted as a foundation for base salary recommendations and then adjusted for other factors detailed above to formulate the final recommendation.

Base salaries for the executive team are reviewed annually in the December time frame after the results from the previous fiscal year have been evaluated. The CEO’s salary is under the sole purview of the Compensation/Stock Option Committee. The salaries of the other Named Executive Officers are recommended by the CEO based upon his assessment of the factors detailed above. In December 2008 recommendations were made to increase base pay for Dr. Collins, Mr. Rowe and Mr. Daniels by 6 percent, 4.7 percent and 3.9 percent, respectively, based upon their market position and projected short-term and long-term incentive opportunities. In January 2009, Mr. Rowe received an additional 4 percent increase commensurate with his promotion to President. In December 2009, the base salaries for Dr. Collins, Mr. Rowe and Mr. Daniels were held at the same level as that in 2008. That decision was made based upon three criteria: the current economic climate; overall fiscal year 2009 company performance; and the assessment that the 2008 base salary position remained sufficiently competitive to market for 2009. All salaries for the group of Named Executive Officers are decided by the Compensation Committee and presented to the Board of Directors.

Named Executive Officer Base Salaries

	Base Salary ($)
Name	Fiscal Year 2008	Fiscal Year 2009	Increase

Terry L. Collins	$474,032	$502,258	6.0%
Kerry M. Rowe	$381,576	$414,856	8.7%
Aaron N. Daniels	$316,264	$328,652	3.9%
Victor F. Sellier	$360,048	$360,048	0.0%

*	Base salaries shown were effective in December of each respective fiscal year. Increase criteria are described above. Base salaries represent amounts that would be paid assuming employment occurred for the entire fiscal year. Victor F. Sellier was paid a pro rata portion of his salary for his employment from October 1, 2008 through his retirement on January 11, 2009.

Short-term Incentives

The Company’s short-term cash incentive program rests on the belief that a significant component of executive compensation should be tied to corporate performance. On an annual basis, executives are eligible to receive additional compensation as a percentage of their overall total compensation, in the form of a lump-sum cash “bonus” payment. Annual bonus awards take into account the financial and operational performance of the business. This company performance element is weighted heavily, but not solely, on growth in earnings per share and growth in bookings as measured in bookings over a three-year period. Approximately 50 percent of the award amount is based on Company performance during the most recent completed fiscal year with 25 percent for each of the previous two fiscal years. The target goal for the annual bonus is 100 percent of the executive’s base pay, which could potentially move the executive’s total cash compensation position to approximately the 75th percentile range of surveyed compensation, dependent upon the extent to which performance and the achievement of company objectives are met or exceeded. The Named Executive Officers’ payments are determined by the Compensation/Stock Option Committee, upon recommendation by the CEO, based on the Company performance criteria described above, with an added element of individual performance, with emphasis on standards of ethical business conduct, leadership competencies, and people-related initiatives. In fiscal year 2009, the Company’s financial results reflected solid operating performance with better cost control, enabling bonus accruals in indirect rates. Improved operating margins resulting in healthy growth to record levels of operating income, EPS, net income, and adjusted EBITDA, and an ending fiscal year 2009 cash position in excess of $43 million, indicated that bonus awards to executive staff were appropriate. However, lower than planned revenue and bookings affected the dollar amount of bonuses granted, which were significantly below eligible levels.

Named Executive Officer Short-term Incentive Payments
(Last Three Fiscal Years)*

Name	Fiscal Year	Bonus ($)

Terry L. Collins	2009	$65,000
	2008	—
	2007	$27,000
Kerry M. Rowe	2009	$62,000
	2008	—
	2007	$123,000
Aaron N. Daniels	2009	$70,000
	2008	—
Victor F. Sellier	2009	—
	2008	—
	2007	$85,000

*	Bonuses represent the amounts paid in December following the fiscal year for which performance is assessed.

Long-term Incentives

The Company recognizes the importance of providing incentives to executives in a manner that ties performance to the appreciation of stockholder value. The goal is to provide a program that uses equity as a retention and attraction tool as well as to encourage behavior that leads to Company success and growth in stockholder value. Some of the members of the current executive team have significant equity positions in the Company that resulted from their roles as Company co-founders or early members of the Company’s executive team. It is believed that these positions sufficiently align the interests of those executives with those of the stockholders.

Argon ST’s 2008 Equity Incentive Plan (the “2008 Plan”) was put in place as a program not based entirely on broad-based grants of stock options (primarily in the form of Incentive Stock Options), but a more flexible program that provides targeted, cost-effective grants of a variety of equity instruments, including options, restricted stock and stock appreciation rights (both cash- and stock-settled) and ties equity grants more closely to performance results. The adoption of the 2008 Plan also provides for the capability to grant performance-based equity instruments in addition to the traditional time-based instruments provided under in the Company’s 2002 Stock Incentive Plan (the “2002 Plan.”)

Stock options have historically been awarded as Incentive Stock Options (where permissible) that vest on a 5-year schedule (20 percent per year from the date of grant) and expire ten years after grant. All grants of options and restricted stock to Named Executive Officers are approved by the Compensation/Stock Option Committee in advance of the date of grant. Direct equity grants to Named Executive Officers are issued on the date awarded, unless they are awarded during a Company-imposed trading blackout, in which case they are issued only after the blackout period has ended. Options have historically been granted at least annually on a broad basis and periodically over the course of each fiscal year to new hires or upon promotion to a key senior leadership position. In fiscal 2009, restricted stock was granted on a broad basis in lieu of options in part because of accounting regulations affecting reimbursement of costs for government contractors and in part because restricted stock was viewed by management as a more effective tool in retention of sought-after employees. Grants in fiscal 2009 to senior executives (including the Named Executive Officers) were under the 2009 Plan and included both Incentive Stock Options (ISOs) and Restricted Stock Units.

In December 2009, Dr. Collins, Mr. Rowe and Mr. Daniels each received a grant of 10,000 Stock Options. In December 2009, Mr. Collins and Mr. Rowe both received 10,000 Restricted Stock Units and Mr. Daniels received 8,000 Restricted Stock Units. Both the Stock Options and Restricted Stock Units will vest over a 5-year period in equal 20 percent increments annually beginning on the first anniversary of the grant date.

The expectation for future equity-based grants is that they will continue to be a combination of restricted stock and incentive stock options, vesting over a 5-year period in a manner similar to the Company’s 401(k) vesting schedule (i.e., 25 percent two years after grant, 50 percent after three years, 75 percent after four years and 100 percent after five years). However, from time to time, the Company may award equity grants with different vesting schedules. The Compensation/Stock Option Committee believes that the combination of restricted stock and incentive stock options will serve to provide vehicles that effectively tie an executive’s financial rewards to the interests of the stockholders. In addition, restricted stock grants will allow executives to more immediately increase their direct equity holding in the Company.

Stock Ownership Policy

The Compensation/Stock Option Committee of the Board of Directors has determined that in order to further align the long-term interests of the Company’s stockholders, directors and senior management personnel, such directors and senior management personnel should maintain a minimum threshold of ownership in the common stock of the Company. This policy was effective October 1, 2009. The policy requires the positions described below to have ownership of the Company’s common stock in the minimum amounts stated, as follows:

Member, Board of Directors	3 times annualized quarterly retainer; chair and committee fees excluded
Chief Executive Officer	6 times annualized base compensation
President	5 times annualized base compensation
Chief Operating Officer	3 times annualized base compensation
Chief Financial Officer	3 times annualized base compensation
Senior Vice President	1.5 times annualized base compensation
Vice President	1 times annualized base compensation

Each individual has five years to comply with the ownership requirement starting from the date of election, promotion or hire to the position described above.

In determining the structure of our executive compensation program and the levels of incentive opportunities, the Compensation/Stock Option Committee considers whether the program rewards reasonable risk-taking and whether the incentive opportunities achieve the proper balance between the need to reward employees and the need to protect shareholder returns. While the design of our executive compensation program is primarily performance-based, we do not believe that it encourages excessive risk-taking. We believe that the combination of compensation elements in the program provides officers with appropriate incentives to create long-term value for stockholders while taking thoughtful and prudent risks to grow the value of the Company. Furthermore, our Chief Executive Officer holds a significant equity stake in the Company, which mitigates excessive risk-taking at the expense of building long-term stockholder value.

Health, Welfare and Retirement Benefits

Members of the executive team receive the identical health, welfare and retirement benefits package offered to all employees of the Company. In 2009, the benefit package included comprehensive medical, dental, life and disability coverage as well as a variety of other fringe programs such as paid time off, educational assistance, adoption assistance, a health reimbursement account and a dependent care flexible spending account.

Executives participate in the Argon ST, Inc. 401(k) and Profit Sharing Plan, which provides the opportunity for employees to save for retirement and other long-term goals with pre-tax dollars. The 401(k) Plan also includes a

Roth 401(k) component. The program features a matching contribution of $1 for every $1 contributed up to 6 percent of eligible compensation as well as a non-elective safe harbor contribution of 3 percent of eligible compensation made on a bi-weekly basis to all eligible employees regardless of participation in the employee deferral component of the 401(k) Plan. The 401(k) Plan also features a discretionary profit sharing component. However, the Company has chosen not to make a contribution under this component for the last four plan years.

Executives are also eligible to participate in Argon ST’s Employee Stock Purchase Plan (the “ESPP”). The ESPP provides for the semi-annual purchase of Company Common Stock at 95 percent of the closing price of the Common Stock on the last day of the six-month purchase period. All named Executive Officers elected not to participate in this plan during fiscal year 2009.

The Company does not offer separate executive perquisites such as car allowances, executive flex accounts or club memberships.

Severance and Change-in-Control Arrangements

On January 19, 2009, Dr. Collins, Mr. Rowe and Mr. Daniels executed change-in-control agreements that were approved by the Compensation/Stock Option Committee. In general, the agreements provide for a payout of two years’ then-current annual salary and continuation of benefits for 18 months if, within 24 months after a “Change of Control,” as defined in the agreements, the executive either is discharged or resigns for good reason, as defined in the agreements. Messrs. Rowe and Daniels also have severance agreements stating that, if they are terminated by the Company for reasons other than cause, they will be paid one year’s annualized salary and one year of COBRA, should they elect COBRA.

Change-in-Control Effects of Stock Plans

The Company’s 2002 Stock Incentive Plan contains an automatic vesting provision in the event of a change in control and provides that in the event of a “change in control,” (a) all outstanding stock options will become fully vested and exercisable, (b) all stock awards will become fully vested, and (c) performance units may be paid out in such manner and amounts as determined by the Compensation/Stock Option Committee.

The 2008 Plan does not include an automatic vesting provision in the event of a change in control, except with respect to non-employee director awards. However, the 2008 Plan does allow the designated Board administrative committee (the Compensation/Stock Option Committee) to include acceleration provisions in award agreements, and also allows the committee to amend any previous awards. In accordance with the 2008 Plan, the Compensation/Stock Option Committee has voted to include in each grant agreement for fiscal year 2008 and fiscal year 2009 a provision that would fully accelerate vesting upon a change of control. The Committee believes the acceleration of equity awards in the event of a change in control is appropriate because an employee may not otherwise have the opportunity to earn the award over its entire term and participate in the value created upon the change in control. The Committee further determined that it would address the matter at the beginning of each fiscal year, for grants in that fiscal year; and the Committee retains the flexibility to decide differently for specific grant actions.

Tax and Regulatory Impacts

In designing its executive compensation programs, the Company endeavors to maintain the highest level of compliance with rules enacted by federal, state and local authorities governing such issues. Three specific areas of regulation impacted or that could impact the structure of Argon ST’s executive compensation programs include:

•	Section 162(m) of the Internal Revenue Code, which generally limits to $1,000,000 the amount of compensation paid to any one of its five highest-paid executives that may be deducted by a Company in any one year. The Company endeavors to fully review all programs within the context of Section 162(m), but, at this time, has no policy against establishing programs that could lead to executive compensation in excess of the deductibility limits;

•	Section 409A of the Internal Revenue Code, which is a sweeping regulatory reform covering deferred compensation. The Company is committed to ensuring that new programs will be designed to comply with 409A and that existing programs will continue to be periodically reviewed for compliance; and

•	ASC Section 718, Compensation — Stock Compensation in determining the expense of equity awards and the associated financial impacts. ASC 718 considerations are evaluated when designing and implementing executive compensation and other equity programs.

COMPENSATION/STOCK OPTION COMMITTEE REPORT

The Compensation/Stock Option Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

Compensation/Stock Option Committee

Robert McCashin, Chairman
Maureen Baginski
Delores M. Etter
Peter A. Marino
Lloyd A. Semple

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table sets forth the annual compensation for fiscal years 2007, 2008 and 2009 for the Company’s Chief Executive Officer and Chief Financial Officer, and for the Company’s other executive officers serving in fiscal year 2009 (collectively, the “Named Executive Officers”), based upon compensation received by all members of the executive officer group during their respective tenures.

				Stock	Option	All Other
	Fiscal	Salary	Bonus	Awards	Awards	Comp.	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)(2)	($)(3)	($)

Terry L. Collins	2009	$495,768	$65,000	$29,859	$11,841	$21,294	$623,762
Chairman and Chief	2008	$473,722	—	—	—	$24,794	$498,516
Executive Officer	2007	$427,792	$27,000	—	—	$23,424	$478,216
Kerry M. Rowe	2009	$404,972	$62,000	$95,944	$53,525	$18,246	$634,687
President and Chief	2008	$382,034	—	$44,335	$46,635	$22,078	$495,082
Operating Officer	2007	$348,517	$123,000	—	$40,172	$21,075	$532,764
Aaron N. Daniels	2009	$330,402	$70,000	$177,733	$57,535	$16,137	$651,807
Vice President, Chief	2008	$305,765	—	$142,505	$44,896	$18,497	$511,663
Financial Officer	2007	$230,048	$100,000	$14,206	$44,733	$14,626	$403,613
Victor F. Sellier(4)	2009	$134,248	—	—	—	$5,434	$139,862
Executive Vice President	2008	$362,818	—	—	—	$21,511	$384,329
	2007	$358,500	$85,000	—	—	$22,872	$466,172

(1)	No bonuses were paid for fiscal year 2008 performance as the fiscal year 2008 financial results were negatively affected by an indirect rate variance, which eroded the accrual for bonuses and also contributed to lower than anticipated margins.

(2)	The amounts in these columns represent the expense recognized in connection with unvested awards for the fiscal year ended September 30, 2009 and in prior years in accordance with ASC Section 718 — Compensation — Stock Compensation. Assumptions used in the calculation of these expenses are described in Note 1 to our audited financial statements for the fiscal year ended September 30, 2009 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 4, 2009. Unlike the amounts reflected in the audited financial statements, these amounts do not reflect an estimated forfeiture rate of such awards as it is assumed that the employee will remain with the Company for the duration of the vesting period of the award.

(3)	Represents contributions to the 401(k) Plan in the forms of matching and safe harbor amounts. Also includes imputed income from group term life insurance and payments under the Company’s broad-based medical reimbursement plan.

(4)	Effective January 11, 2009, Victor F. Sellier retired from his position as Executive Vice President of Argon ST, but remains on the Board.

Grant of Plan-Based Awards Table

The following table sets forth information regarding options and stock awards granted to our Named Executive Officers during fiscal 2009.

			All Other
			Option
		All Other Stock	Awards:		Grant Date
		Awards: Number	Number of	Exercise or	Fair Value
		of Shares of	Securities	Base Price	of Stock
		Stock or Stock	Underlying	of Awards	and Option
Name of Executive	Grant Date	Units (#)	Options (#)	($/Sh)	Awards ($)

Terry L. Collins	12/9/2008	—	12,000	$20.26	$73,048
	12/9/2008	10,000	—	—	$184,200
Kerry M. Rowe	12/9/2008	—	12,000	$18.42	$78,731
	12/9/2008	10,000	—	—	$184,200
	1/20/2009	5,000	—	—	$87,300
Aaron N. Daniels	12/9/2008	—	12,000	$18.42	$78,731
	12/9/2008	8,000	—	—	$147,360
Victor F. Sellier	—	—	—	—	—

Outstanding Equity Awards

The following table sets forth information regarding the outstanding stock options and awards held, as of September 30, 2009, by each of the Named Executive Officers.

	Option Awards					Stock Awards
		Number of	Number of
		Shares	Shares			Number of	Market Value of
		Underlying	Underlying			Shares or	Shares or Units
		Unexercised	Unexercised	Option	Option	Units of Stock	of Stock That
		Options (#)	Options (#)	Exercise	Expiration	That Have	Have Not Vested
Name of Executive	Grant Date	Exercisable	Unexercisable	Price ($)	Date	Not Vested (#)	($)

Terry L. Collins	12/9/2008	—	12,000	$20.26	12/9/2018	—	—
	12/9/2008	—	—	—	—	10,000	$190,500
Kerry M. Rowe	12/11/2002	24,000	48,000	$4.105	12/11/2012	—	—
	2/17/2004	400	—	$5.685	2/17/2014	—	—
	12/13/2006	7,142	17,858	$21.390	12/13/2016	—	—
	12/5/2007	—	—	—	—	15,000	$285,750
	12/9/2008	—	12,000	$18.42	12/9/2018	—	—
	12/9/2008	—	—	—	—	10,000	$190,500
	1/20/2009	—	—	—	—	5,000	$95,250
Aaron N. Daniels	8/14/2006	15,000	10,000	$21.00	8/14/2016	—	—
	12/5/2007	—	—	—	—	24,000	$457,500
	12/9/2008	—	12,000	$18.42	12/9/2018	—	—
	12/9/2008	—	—	—	—	8,000	$152,400
Victor F. Sellier	—	—	—	—	—	—	—

Stock Option Exercises and Restricted Stock Vesting

The following table provides information on stock option exercises and stock award vesting by a Named Executive Officer during the fiscal year 2009.

Stock Awards
	Number of Shares	Value Realized at
Name of Executive	Acquired at Vest (#)	Vest ($)

Terry L. Collins	—	—
Kerry M. Rowe	—	—
Aaron N. Daniels	10,000	$176,220
Victor F. Sellier	—	—

Termination and Change of Control Arrangements

The 2002 Plan provides that in the event of a “change in control” (as described below) (a) all outstanding stock options issued under the 2002 Plan will become fully vested and exercisable, (b) all stock awards will become fully vested, and (c) performance units may be paid out in such manner and amounts as determined by the Compensation/Stock Option Committee. For purposes of the 2002 Plan, a change in control will generally be deemed to have occurred if (i) with certain limited exceptions, any person becomes the beneficial owner of 40 percent or more of the combined voting power of the Company’s then outstanding securities; (ii) the Company’s stockholders approve a merger or consolidation of the Company other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent more than 50 percent of the combined voting power of the voting securities of the surviving entity, or (B) a merger or consolidation effected to implement a recapitalization in which no person acquires more than 15 percent of the Company’s then outstanding securities having the right to vote for the election of directors; (iii) the Company’s stockholders approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of its assets; or (iv) during any 24-month period, the majority of the membership of the Board changes without the approval of two-thirds of the directors who were either directors at the beginning of the period or whose election was previously so approved.

The 2008 Plan provides that in the event of a “change of control” (as described below) the Compensation/Stock Option Committee or such other committee designated by the Board, may, in its sole discretion, accelerate the vesting and exercise rights of any or all outstanding options, Stock Appreciation Rights (SARs), and shares acquired upon the exercise of such options and SARs. The Compensation/Stock Option Committee will determine, in its sole discretion, any conditions for such acceleration, and may also include, in its sole discretion, provisions for change of control acceleration in any award agreement. Any acquirer may also substitute its own options or SARs, or continue the existing options or SARs. If the acquirer does not do so, any rights unexercised at the time of the change of control terminate. The Compensation/Stock Option Committee may also decide that any outstanding option or SAR will be cancelled in exchange for payment in cash, stock or other property. The Compensation/Stock Option Committee may provide in any award agreement evidencing a stock award that, in the event of a change in control, the lapsing of the restriction period shall be accelerated effective immediately prior to the consummation of the change in control to such extent as specified in such award agreement. Similarly, the Compensation/Stock Option Committee may provide in any award agreement evidencing a restricted stock unit award that, in the event of a change in control, the restricted stock unit award shall become vested and settled effective as of the date of the change in control. The Compensation/Stock Option Committee may, in its discretion, provide in any award agreement evidencing a performance award that, in the event of a change in control, the performance award will become vested and payable effective as of the date of the change in control. Finally, the unexercisable or unvested portion of each outstanding nonemployee director award and any shares acquired pursuant thereto will be immediately exercisable and vested in full as of the date ten (10) days prior to the date of the change in control but conditioned upon the consummation of the change in control.

For purposes of the 2008 Plan, unless otherwise defined with respect to an award by an award agreement or by a written contract of employment or service, “change of control” is the occurrence of any of the following: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than (1) a trustee or other fiduciary holding stock of the Company under an employee benefit plan of a “Participating Company” (as defined in the Plan) or (2) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company, becomes the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of stock of the Company representing more than fifty percent (50%) of the total combined voting power of the Company’s then-outstanding voting stock; or (ii) an “Ownership Change Event” (as defined in the Plan) or series of related Ownership Change Events (collectively, a “Transaction”) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of an Ownership Change Event, the entity to which the assets of the Company were transferred (the “Transferee”), as the case may be; or (iii) a liquidation or dissolution of the Company. The Committee shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive.

On December 16, 2008, the Compensation/Stock Option Committee voted to include in all award agreements for stock awards issued in fiscal year 2008 and fiscal year 2009 a provision that vesting will accelerate to one hundred percent upon a Change in Control as defined in the 2008 Plan. On November 30, 2009, the Compensation/Stock Option Committee voted to include the same provision in award agreements issued in fiscal year 2010.

The following table sets forth information with respect to compensation to the executives pursuant to the Change in Control agreements executed in January 2009; the 2002 Plan; and the 2008 Plan, upon a Change in Control:

	Cash	Equity
Name	Payment(1)	Acceleration(2)	Benefits(3)

Terry L. Collins	$948,064	$190,500	$9,787
Kerry M. Rowe	$763,152	$1,301,766	$9,787
Aaron N. Daniels	$632,528	$617,160	$9,787
Victor F. Sellier(4)	—	—	—

(1)	Cash payment equals the executive’s annual salary as of September 30, 2009 multiplied by two.

(2)	The calculated amount assumes a change of control had occurred on the last trading day of fiscal 2009, and using $19.05 as the closing price of our common stock on last trading day of fiscal 2009, September 30, 2009.

(3)	Reflects the present value of premiums for 18 months for the life insurance, disability, medical, dental and hospitalization coverage and benefits. Amounts are based on the premiums in effect at September 30, 2009 and include tax reimbursement at a marginal tax rate of 40%.

(4)	Effective January 11, 2009, Victor F. Sellier retired from his position as Executive Vice President of Argon ST, but remains on the Board.

SECURITIES OWNERSHIP AND RELATED MATTERS

Securities Ownership of Management and Certain Beneficial Owners

The following table sets forth certain information with respect to the beneficial ownership of the Company’s Common Stock as of July 6, 2010. Unless otherwise noted, each person exercises sole voting and investment power over the shares beneficially owned.

	Number of		Percent of
Name	Shares(1)		Class(2)

BlackRock Inc. 40 East 52nd Street New York, NY 10022	1,791,923		8.1%
Cardinal Capital Management, LLC One Greenwich Office Park Greenwich, Connecticut 06831	1,324,718		6.0%
Terry L. Collins, Chairman & Chief Executive Officer	2,716,100	(3)	12.3%
Victor F. Sellier, Director	2,456,491	(4)	11.2%
Thomas E. Murdock, Director	2,363,499	(5)	10.7%
S. Kent Rockwell, Director	264,500		1.2%
David C. Karlgaard, Director	81,500		*
Peter A. Marino, Director	44,500		*
Robert McCashin, Director	43,700		*
John Irvin, Director	75,121		*
Maureen Baginski, Director	11,500		*
Lloyd A. Semple, Director	59,500		*
Delores M. Etter, Director	4,100		*
Kerry M. Rowe, President & Chief Operating Officer	66,826		*
Aaron N. Daniels, Vice President & Chief Financial Officer	47,991		*
All directors and executive officers as a group (13 persons)	8,235,328		37.4%

*	Designates less than 1 percent.

(1)	The column sets forth shares of Common Stock, which are deemed to be “beneficially owned” by the persons named in the table under Rule 13d-3 of the SEC, including shares of Common Stock that may be acquired upon exercise of stock options that were exercisable as of January 4, 2010, or within the next 60 days as follows: Dr. Collins, 2,400; Mr. Rockwell, 56,500; Mr. Irvin, 45,000; Mr. Semple, 45,000; Dr. Karlgaard, 30,000; Mr. Marino, 30,000; Mr. McCashin, 30,000; Mr. Rowe, 61,513; Mr. Daniels, 22,400.

(2)	Based on 22,001,315 shares of Common Stock outstanding as of July 6, 2010, which does not include 75,321 shares that were subject to vesting. For purposes of calculating the percentage of Common Stock beneficially owned by any person or group, the shares issuable to such person or group upon exercise of stock options that were exercisable as of July 6, 2010, or within the next 60 days, are considered outstanding.

(3)	Includes 791,700 shares held jointly by Dr. Collins and his wife.

(4)	Includes 222,230 shares held by a Trust over which Mr. Sellier has voting and investment power.

(5)	Includes 474,675 shares held by a Trust over which Mr. Murdock has sole voting and investing power.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires the Company’s officers and directors, and persons who own more than 10 percent of a registered class of the Company’s equity securities (“Reporting Persons”), to file reports of ownership and changes in ownership with the SEC. They are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of Forms 3, 4 and 5 furnished to the Company with respect to its most recent fiscal year, we believe that all such forms required to be filed pursuant to Section 16(a) of the Exchange Act were timely filed by the Reporting Persons during the fiscal year ended September 30, 2009.

Certain Relationships and Related Persons Transactions

On September 30, 2009, in the ordinary course of the Company’s business operations, the Company was awarded a $475,000 contract to develop a technology related to global positioning for Strata Products Worldwide, LLC. Strata Products Worldwide, LLC designs and manufactures emergency refuge chambers and innovative underground mining roof support products and provides mine construction services to underground mining operations. S. Kent Rockwell, Vice President of our Board of Directors, owns approximately 57% of the voting interests of Strata Products Worldwide, LLC. The economic characteristics and the Company’s expected profit on the program are consistent with similar business arrangements that the Company maintains with its other customers.

There are no other relationships or transactions required to be disclosed under 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Annex II

2 Sound View Drive — 2nd Floor Greenwich, CT 06830 (203) 930-3700 MAIN (203) 930-3799 FAX

June 29, 2010

The Board of Directors
Argon ST, Inc.
12701 Fair Lakes Circle
Suite 800
Fairfax, VA 22033

Ladies and Gentlemen:

We understand that Argon ST, Inc. (“Argon”) and The Boeing Company (“Boeing”) intend to enter into an Agreement and Plan of Merger to be dated as of June 30, 2010 (the “Agreement”), pursuant to which Vortex Merger Sub, Inc., a wholly owned subsidiary of Boeing (“Merger Sub”), will commence a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of the common stock, par value $.01 per share, of Argon (“Argon Common Stock”) for consideration of a price per share of $34.50, net to the seller in cash, without interest (the “Consideration to be Received”), on the terms and subject to the conditions set forth in the Agreement. Following consummation of the Tender Offer, Merger Sub will be merged with and into Argon (the “Merger” and, together with the Tender Offer, the “Transaction”), on the terms and subject to the conditions set forth in the Agreement, with Argon surviving the Merger as a wholly owned subsidiary of Boeing. Subject to certain limitations set forth in the Agreement, at the effective time of the Merger, each share of Argon Common Stock that is not tendered and accepted pursuant to the Tender Offer (other than any Dissenting Shares (as defined in the Agreement) and any shares of Argon Common Stock held in treasury or owned by Boeing or Merger Sub) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Consideration to be Received. As a condition to and inducement to Boeing and Merger Sub’s willingness to enter into the Agreement, simultaneously with the execution of the Agreement, (i) certain stockholders of Argon intend to enter into tender and voting agreements with Boeing and Merger Sub (together with the Agreement, the “Transaction Documentation”) and (ii) certain members of the Company’s management intend to enter into retention and non-competition agreements with Boeing. You have provided us with a copy of the Transaction Documentation in substantially final form.

You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the stockholders of Argon.

In the course of performing our reviews and analyses for rendering this opinion, we have:

•	reviewed a draft (dated June 28, 2010) of the Merger Agreement;

•	reviewed Argon’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended September 30, 2007, 2008 and 2009, its Quarterly Reports on Form 10-Q for the periods ended January 3, 2010 and April 4, 2010 and its Current Reports on Form 8-K filed since September 30, 2009;

•	reviewed certain operating and financial information relating to Argon’s business and prospects, including projections for the three years ending September 30, 2012, all as prepared and provided to us by Argon’s management;

•	met with certain members of Argon’s senior management to discuss Argon’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volume of the Argon Common Stock;

•	reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Argon;

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The Board of Directors
Argon ST, Inc.
June 29, 2010

•	reviewed the terms of certain relevant mergers and acquisitions involving companies which we deemed generally comparable to Argon;

•	performed discounted cash flow analyses based on the projections for Argon furnished to us by Argon; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Argon or obtained by us from public sources, including, without limitation, the projections referred to above. With respect to the projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Argon as to the expected future performance of Argon. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections; we express no view or opinion as to such projections and the assumptions upon which they are based; and we have further relied upon the assurances of the senior management of Argon that they are unaware of any facts that would make the information and projections incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Argon, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with Argon, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Argon. Moreover, as you are aware, the credit, financial and stock markets are experiencing unusual volatility; we express no opinion or view as to the effects of such volatility on the Transaction or the parties thereto. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Argon and its advisors with respect to such issues.

We do not express any opinion as to the price or range of prices at which the shares of common stock of Argon may trade subsequent to the announcement of the Transaction.

We have acted as a financial advisor to Argon in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. A portion of our compensation is payable upon delivery of this letter and will be credited against the fee payable upon consummation of the Transaction. In addition, Argon has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Stone Key Partners LLC and Hudson Partners Securities LLC (together, “Stone Key”) may seek to provide Boeing and its affiliates with certain investment banking and other services unrelated to the Transaction in the future.

It is understood that this letter is intended for the benefit and use of the Board of Directors of Argon in connection with its consideration of the Transaction. This letter and our opinion are not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 or any proxy or information statement to be distributed to the holders of Argon Common Stock in connection with the Transaction. This letter and our opinion do not constitute a recommendation to the Board of Directors of Argon in connection with the Transaction, nor do this letter and our opinion constitute a recommendation to any holders of Argon common stock as to whether to tender any such shares pursuant to the Tender Offer and/or how to vote in connection with the Merger. Our opinion does not address Argon’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Argon or the effects of any other transaction in which Argon might engage. In addition, we express no view or opinion with respect to the merits of the Transaction to any holder of Argon equity relative to any other holder of Argon equity. Furthermore, we do not

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The Board of Directors
Argon ST, Inc.
June 29, 2010

express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Argon’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be Received.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Stone Key. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the stockholders of Argon.

Very truly yours,

STONE KEY PARTNERS LLC

By:	/s/ Michael J. Ufirer
Co-Chairman & Co-Chief Executive Officer

HUDSON PARTNERS SECURITIES LLC

By:	/s/ Michael J. Ufirer
Senior Managing Director

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